Exhibit 2.2

ANNUAL INFORMATION FORM  ("AIF")

Dated as of  April 30, 2004

Minco Mining & Metals Corporation

(the Company)

(Name of Issuer)

Suite 1980, Guinness Tower

1055 West Hastings Street

Vancouver,  British Columbia

Canada  V6E 2E9

(Address of principal executive offices)

This annual information form is currently under review by the Canadian securities regulatory authorities of one or more jurisdictions.  Information contained herein is subject to change.

Date of Latest Financial Year End: December 31, 2003

TABLE OF CONTENTS

ITEM 1. COVER & INDEX 2

ITEM 2. CORPORATE STRUCTURE
- Name & Incorporation 3
- Intercorporate Relationships 3
- Organizational Chart 3

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS
- Three Year History 4
- Significant Acquisitions and Significant Dispositions 5
- Trends........ 6

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS
- General Description of Business and Operations........ 6
- Financings/Securities........ 13
- Description of Properties 14

ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION
- Selected Financial Data 37
- Dividends 38

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS
- Description of Business 38
- Description of Operations and Financial Conditions 38
- Corporate Governance Policies........ 39
- Audit Committee........43
- Exchange Rates 43
- Inflation 44
- Liquidity and Solvency........ 44
- Financings and Subsequent Events........ 45

ITEM 7. MARKET FOR SECURITIES 45

ITEM 8. DIRECTORS AND OFFICERS
- Name, Address, Occupation and Security Holding........46
- Corporate Cease Trade Orders or Bankruptcies, Penalties, Sanctions or Control........ 47
- Conflicts of Interest........ 47

ITEM 9. ADDITIONAL INFORMATION
- Major Shareholders........ 48
- Related Party Transaction........ 49
- People's Republic of China – Background Information........ 49
- Financial Statements........ 53

Certain items in this report contain forward-looking statements regarding events, financial matters or trends that may affect the Company's future operating results and financial position. Such statements are subject to risk and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward-looking statements. These risk factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospectus are located in China. These risk factors are set forth in more detail in Item 4 Narrative Description of Business, Risk Factors.

ITEM 2.

CORPORATE STRUCTURE

Name & Incorporation

Minco Mining & Metals Corporation (the "Company or Minco") was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd."  On February 19, 1996, current management acquired its interests in Minco pursuant to the "PCR Agreement," and the "Teck-Cominco Agreements," described in Item 4 below.

The principal executive office and registered office of the Company is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, telephone number 604-688-8002, fax number 604-688-8030 and email address info@mincomining.ca.

The Company's shares trade on the Toronto Stock Exchange ("TSX") under the trading symbol MMM.

Intercorporate Relationships

The Company has one wholly owned subsidiary, Triple Eight Mineral Corporation ("Temco"), a British Virgin Islands corporation, incorporated for the exploration and acquisition of mineral projects in China.  Temco is currently inactive and is not involved in any exploration projects in China.

Organizational Chart

The following chart sets forth the Company's corporate structure, including its subsidiary, related parties and their jurisdictions of incorporation along with the various mineral properties held by each of them:

ITEM 3.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Through joint ventures with Chinese governmental entities, and an alliance with Teck Cominco Limited and other mining companies, the Company is engaged in the exploration and acquisition of precious metal and base metal projects in the People’s Republic of China.  The Company is working towards building and developing a portfolio of economically viable mineral properties in China.

As outlined in greater detail below, the focus of the Company's activities over the past three years has been the exploration of its White Silver Mountain and Gobi Gold projects.  In 2003, the Company turned its attention towards acquiring an advanced stage project.  Acquisition of two advanced projects were announced.

The Company acquired its interest in the White Silver Mountain, a polymetallic project located in Gansu Province, China, in 1998.  Minco has the right to acquire an 80% equity interest in the project by spending approximately US$4.8 million on exploration and development over six years. Pursuant to the Teck-Cominco Agreements, described below, Teck Cominco Lmited became the operator at the White Silver Mountain and began conducting exploration work on the project in 1999.  Teck conducted drilling programs on the property in 2000 and 2001.  In March 2002 Teck Cominco withdrew from the project with their recommendations for the further development of the project.  As the Company's primary focus during 2002 was the Gobi Gold project, further exploration drilling on the project was deferred.  The Company plans to continue exploration drilling on the project in the future.  See Item 4 - Operations for a more detailed description of this project.

The Company acquired its interest in the Gobi Gold project, a gold exploration project located in the south Gobi Desert of western Inner Mongolia, in 1999.  During 2000 and 2001 the Company conducted field programs which included detailed structural geological mapping, rock geochemistry and I.P. and /or TEM survey, pit sampling, trenching.  During 2002, a phase one drilling program and trenching program on the property encountered gold assays with an average grade of 5.02 g/t Au over 4.2 metres and another large gold mineralized zone was identified.  The Company has taken the Gobi project from a grass roots gold exploration project to an advanced-stage exploration project.

In 2003, an exploration program included 1,173 meters of drilling in nine holes.  The drilling targeted the extension to the Discovery Pit area and four geophysical anomalies.  Four holes encountered mineralization in the 0.5 to 2.7 gram per tonne range in 1 to 5 meter widths.  See item 4 - Operations for a more detailed description of this project.

In 2003, the Company announced it had signed several agreements with the Gansu Provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan Gold Field, Gansu, China.  See item 4 – Operations for a more detailed description of the project.

Also in 2003, the Company announced it had signed a Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration ("GBGE") for the exploration and development of three other areas in the western extension of the Yangshan Gold Field, the Guanniuwan, Hongyangou and Guojiagou area.  See item 4 – Operations for a more detailed description of the project.

Significant Acquisitions and Significant Dispositions

Property Acquisitions

Yangshan Gold Field – Anba Property

In November 2003, the Company announced it had executed several agreements with the Gansu Provincial Government and two other companies in the Gansu Province for the exploration and development of the Anba gold deposit in the Yangshan Gold Field.  Minco, through its joint venture company, Gansu Keyin Mining Co. Ltd., will have the right to acquire a 40% equity interest in the Yangshan Gold Mining Co., Ltd., ("YGM") a joint venture company.  YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment (US$2.4 mil) and the balance of 60% (US$3.6 mil) will be paid over a five year period.

Yangshan Gold Field – Western Extension Properties -  Guanniuwan, Hongyangou and Guojiagou Areas

In December 2003, the Company announced it had executed a Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration ("GBGE") for the exploration and development of mineral resources also in Gansu Province of China.  Minco and GBGE will establish a new sino-foreign joint venture to explore for gold in three areas:  the Guanniuwan, Hongyangou and Guojiagou.  All of these areas are located in the Yangshan Gold Field.  Minco will have the right to earn a 75% equity interest in the three areas through a joint venture.  The total initial investment in the joint venture will be 8 million RMB (approx. US$960,000), 75% contributed by the Company and 25% contributed by GBGE (being the consideration for vending in the Exploration Permits they hold on the three areas).  A joint venture contract was signed subsequently on March 1, 2004.

Property Dispositions

BYC Gold Project

On November 18, 2002, the Company reached an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration to acquire the majority interest in the BYC gold project, an advanced-stage gold exploration project, located in central Inner Mongolia.  In July 2003 a joint venture, called Inner Mongolia Huayu-Minco Mining Co. Ltd., was formed between Minco and Inner Mongolia Bureau of Nonferrous Metal Exploration for the BYC project.   Under the agreement, Minco can earn a 75% interest in the BYC project by spending approximately C$2.4 million  (12 million RMB) on exploration and development on the property.  The Company and its Chinese partner obtained required business licenses and other approval from the Chinese government in December 2003.

In November 2003, the Company entered into a Joint Venture Letter Agreement with New Cantech Ventures Inc. ("New Cantech"), whereby New Cantech acquired the right to earn a 51% interest in the BYC Gold Project by spending $2.4 million on exploration over a three year period.  A further 9% could be earned by bringing the property to feasibility.  New Cantech’s first year’s commitment is $400,000.

Trends

The Chinese government has been largely successful in switching its planned economy system to a market economy.  With this change in government policy, China's entry into the World Trade Organization and the recent deregulation and reformation of the mining and mineral laws in China, foreign investors now view China as having less political risk   China has maintained a double-digit economic growth rate for the last few years and is considered the fastest growing economy in the world.

Advanced stage precious metals and base metals projects exist in China.  Large areas of mineral lands with potential exist in China and, as a result there has been a steady growth in the number of foreign mining companies doing business in China.  There can be no assurance that the Company will be able to compete with these new companies in acquiring projects of merit in China.

ITEM 4.

NARRATIVE DESCRIPTION OF THE BUSINESS

General Description of Business and Operations

Minco Mining & Metals Corporation is involved in the acquisition, exploration and development of precious metal and base metal projects in the People’s Republic of China.  Through joint ventures with Chinese governmental entities, and strong alliances with leading mining enterprises in China, and a long-standing strategic alliance with Canadian mine developer and operator Teck Cominco Limited, Minco is working to building a strong portfolio of commercially viable projects in China.

At present, Minco is an exploration-stage company and further exploration will be required on its properties before final evaluations as to the economic and legal feasibility can be determined.  None of Minco’s properties have a known body of commercial ore, nor are any of the Company's properties at the commercial development or production stage.  No assurance can be given that mineral deposits that may exist on any of Minco’s properties will become commercially viable.  Further, Minco’s interest in joint ventures, which own properties, will be subject to dilution if Minco fails to expend further funds on the project.  Minco has not generated cash flows from operations.  These facts increase the uncertainty and risks faced by investors in Minco.  See Item 4 - Narrative Description of Business, Risk Factors.

The Company's common shares trade on the Toronto Stock Exchange ("TSX") under the trading symbol MMM.

Minco was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd."  On February 19, 1996, current management acquired its interests in Minco pursuant to the following agreements: the "PCR Agreement," and the "Teck-Cominco Agreements," described below.  The purpose of the PCR Agreement was to transfer Pacific Canada Resources, Inc.'s ("PCR") assets to Minco which would allow Minco to evaluate and explore mineral properties in China for potential acquisition, and if warranted development.

The PCR Agreement

On February 19, 1996, Minco entered into an agreement with Pacific Canada Resources, Inc. ("PCR").  PCR was a private company controlled by Ken Cai and Donald Hicks, both of whom became directors of Minco upon completion of the transaction.  Prior to that time, PCR, Ken Cai and Donald Hicks were not affiliated with Minco.  Mr. Hicks is no longer a director of the Company.  Pursuant to the PCR Agreement, Minco acquired rights to PCR’s entire portfolio of base and precious metal property agreements and acquisition rights in China, some of which were held directly and some of which were held by PCR’s subsidiary, Temco.  At that time,

Temco was a joint venture, of which Minco held a 60% equity interest and China Clipper Gold Mines, Ltd. ("China Clipper"), a publicly traded Ontario corporation, held the remaining 40% equity interest.  On February

27, 1997, Minco purchased China Clipper’s 40% equity interest in Temco for $175,000, which was believed to be the fair market value at the time.  PCR is currently the largest and the controlling shareholder of the Company and has no other operations other than its ownership in the Company.

The Teck Cominco Agreements

Simultaneously, and in connection with the PCR agreement, Minco and PCR entered into separate, but related agreements respectively dated February 19 and February 20, 1996 (collectively the "Teck Cominco Agreements") with Teck Corporation ("Teck") and its 50.1% owned subsidiary, Cominco Ltd. ("Cominco"), which were both public Canadian mining companies that traded on the Toronto Stock Exchange.  On September 10, 2001, Teck acquired Cominco by giving Cominco shareholders 2.87 Teck common shares plus $6.00 cash for each one Cominco share and the company was renamed Teck Cominco Limited ("Teck Cominco").

Pursuant to these agreements, Teck and Cominco each invested $500,000 in Minco and received 625,000 units, each unit consisting of one common share of Minco and one half of a non-transferable common share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share at a price of $1.20 on or before February 20, 1997, or $1.38 on or before February 20, 1998.  The shares purchased by Teck and Cominco were "restricted shares" under the rules of the British Columbia Securities Commission until February 20, 1997.  Teck exercised its warrants to purchase 125,000 common shares at $1.20 per share prior to February 20, 1997.  The warrants issued to Cominco expired under their terms.

As partial consideration for the investments by Teck and Cominco, they received "earn-in rights" as to the Non-Chinese Interest ("NCI") in any two mineral property rights acquired by Minco in China after the date of the Teck-Cominco Agreements until March 1, 2004.  The NCI with respect to a property represents the direct or indirect interest in a property that is available for a non-Chinese entity or a foreigner to acquire under Chinese Law.

The earn-in rights provide that upon Minco procuring a base or precious metal project, and after preliminary work by Minco, Teck Cominco, in its sole discretion, shall first determine whether such project is to be governed by the Teck Cominco Agreements.  If they determine that the project is subject to the agreement, Teck Cominco shall hold earn-in rights with respect to such project.

If Teck Cominco determines that a base or precious metal project will be governed by the Teck Cominco Agreements, the earn-in rights shall be exercisable in one of two ways, depending on whether the project is determined by Teck Cominco, in its sole discretion, to be a "Development Property" or "Exploration Property."  If determined to be a development property, Teck Cominco shall have the right to acquire 70% of the NCI in such property and to become the operator of the project by completing, at Teck Cominco's sole cost, any further project work and the final feasibility report on the project.  Teck Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production.  Upon completion of all of the foregoing, Teck Cominco shall be deemed to have exercised its earn-in rights in respect to the development project.  Minco must contribute 30% of the costs required after the completion of the feasibility study.

If a project is determined to be an Exploration Property by Teck Cominco, it shall have the right, upon completion of a preliminary feasibility study by Minco, to acquire 51% of the NCI in such Exploration Property and to become the operator of programs on the property.  To earn this 51% interest, Teck Cominco must fund the final feasibility study on the project and arrange for all financing required to be provided by the non-Chinese parties to place the property into commercial production, as determined in the feasibility study.  Upon completion of all of the foregoing, Teck Cominco shall be deemed to have exercised their earn-in rights in respect to the exploration project.

Each Development Property for which Teck Cominco have exercised an earn-in right shall be governed by its own separate joint venture agreement which will include a provision that if Minco’s interest is diluted to 10% or less, such interest will be converted to a 1% net smelter return royalty.  The agreements further provide that Teck Cominco  shall be the designated operator of the property on behalf of the joint venture which shall be formed to exploit any such property.

The Teck Cominco Agreements contain provisions under which Teck Cominco agree, subject to certain limitations, not to increase its collective share holdings in Minco beyond 20% of the common shares, nor to reduce them below 50% of their initial ownership, which limitations expire upon certain changes in control of the Company.  As of year end December 31, 2003, Teck Cominco owned 2,546,429 common shares  representing 9.22% of the outstanding shares.  Teck Cominco have a right of first offer to purchase common shares of Minco in any future offerings, so as to maintain their percentage ownership in Minco.

After Teck Cominco have exercised their earn-in rights in an aggregate of two projects procured by Minco, Teck Cominco shall have further preferential rights of first refusal with respect to further properties identified by Minco for a period of three years after the exercise of their earn-in rights.  These preferential rights of purchase will apply only in circumstances where Minco, if Minco has elected to acquire a project identified by PCR, intends to offer an interest to third parties or has received an offer to purchase, earn or acquire an interest in such properties from third parties. The Company is required to notify Teck Cominco of its intent to sell an interest in such project to a third party, and provide Teck Cominco all information which Minco possesses with respect to the project as well as the terms of the proposed sale, and Teck Cominco may, within thirty days, purchase such interest on the terms which Minco had proposed to accept from a third party.

As of April 30, 2004, Teck Cominco continues to hold a 8.52% share interest in the Company and continues as Minco's strategic partner in China and also continues to have future earn-in rights on two other Minco projects of their choice.

As of March 20, 2003, Teck Cominco has waived its back-in rights on the BYC project located in Inner Mongolia of China.  Therefore, the BYC gold project will not be a project that is subject to the Investment and Participation Agreement dated February 20, 1996.  If Minco pursues the BYC project on its own, without a joint venture partner, and when Minco would like to bring a partner to the project, Minco will give Teck Cominco the rights to negotiate a participation agreement.

The White Silver Mountain Agreement

The White Silver Mountain agreements with Teck and Cominco are separate from the Earn-In Rights that are detailed in The Teck Cominco Agreement section above.  The White Silver Mountain Agreement does not constitute an exercise of either Teck’s or Cominco’s first right of refusal, which remain intact.

On June 15, 1998, Teck entered into a separate agreement with respect to the White Silver Mountain Project (see Item 4 Narrative Description of Business, Description of Properties) under which it has the right to acquire up to 70% of Minco’s interest in, or a net 56% interest in the White Silver Mountain Project by purchasing 375,000 common shares of Minco at a price of $2.00 per share, which occurred on July 10, 1998, and by exercising warrants to purchase 125,000 common shares of Minco at a price of $3.00 per share, within one year, and funding all of Minco's obligations on the White Silver Mountain project up to the point of production.  These warrants were not exercised.  As a part of the transaction, warrants were issued to Teck allowing it to buy an additional 125,000 shares at a price of $2.00 per share, for one year, and warrants to buy a further 125,000 shares at a price of $3.45 per share for two years.  Cominco held "back-in rights" with respect to this project to earn up to a 20% working interest in the NCI in the property up to the pre-feasibility stage by repaying Teck and Minco one and one-half times the total project expenditures up to the date of exercise of its rights and thereafter funding its pro-rata share of feasibility and development costs.  If Cominco exercised the back in rights, Minco’s interest would be reduced to a 19% carried interest.  Teck & Cominco have since merged to form Teck Cominco

Limited which company has withdrawn from the project with no retained interest in the project leaving Minco with a 41.4% interest in the project since March 2002.

In August 2003, the Company entered into an amendment agreement to the original joint venture contract with Baiyin Non-Ferrous Metal Cooperation to stop the earn-in process on the White Silver Mountain.  Pursuant to the terms of the Joint venture contract, Minco has earned 61% equity interest on the White Silver Mountain and Baiyin Nonferrous Metals Company of the People’s Republic of China 39%.

Since the signing of its first co-operation agreement in China in 1995, Minco has been active in mineral exploration and property evaluations in China.  As discussed above, in 1996 a strategic alliance was formed with Teck Corporation and its 50.1% subsidiary, Cominco Ltd., for mineral exploration and acquisition in China.  Minco has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China.  Currently, Minco has interests in three Sino-Foreign co-operative joint ventures.   (see ITEM 2.  Corporate Structure).

A summary of the Company's operations over the past three years on its White Silver Mountain and Gobi Gold projects follows.  See Item 4 - Description of Properties for more detailed information on these properties.

Gobi Gold Project

The Company acquired its earn-in rights to the Gobi Gold Project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999.  Minco has the right to acquire a 75% equity interest in Damo Mining Co. Ltd. by spending approximately US$2.5 million (or RMB 18 million) on exploration and development over 4 years starting November 1, 1999.

In 2000 the Gobi Gold Project field program on the Zhulazhaga Zone included regional scale geological and geochemical sampling programs followed by detailed ground magnetometer surveys and geological mapping in a 20 square kilometer area.  Detailed rock geochemical sampling focused on a seven square kilometer area within this broader area.  Rock samples were assayed for gold and seven other elements common to gold-skarn systems.  The combination of geology, intrusive centers interpreted from magnetic data and geochemistry indicates a typical gold skarn system in a belt 1,500 meters long and 300 meters wide within which rock geochemical samples grade two grams per ton gold or better.

A new discovery was made during the year 2000 in an area of sand cover 1,000 meters to the south of the main gold zone near another interpreted intrusive center.  A six-meter wide zone was exposed in a trench which returned an average grade of six grams per ton gold.  Minco believes that geochemical values of two grams of gold per tonne are considered highly anomalous and could be an indication of economic concentrations of gold in the sub-surface.  Values of six grams per tonne are potentially economic if found in large enough volumes to be economically extracted.

The year 2001 program consisted of detailed structural mapping, trenching in selected areas, and IP and/or TEM surveys in sand-covered areas which resulted in a substantial gold/copper discovery.

The Zhulazhaga License was one of eight acquired and the most extensively explored because of the initial success.  The remaining seven licenses were examined in 2000 in a regional reconnaissance fashion.  Three license areas returned positive results in terms of favourable geology, alteration and geochemically anomalous gold values.

During 2002, the Company completed a phase one drilling program consisting of 14 holes, designed to test the gold zone at depth and laterally to the southwest.  The Company also continued detailed exploration on three additional licenses, which had the same geological environment, and which had exceptional early stage success.  Data from the 2002  exploration program has been reviewed and a 2000-meter drill program was proposed for the 2003 field season.  The 2003 drilling program was designed to trace the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese mine and Minco’s Discovery Pit.

In February 2003, the Company completed 1,173 meters of drilling in nine holes.  The program targeted the extension to the Discovery Pit area and four geophysical anomalies.  Four holes, drilled in and around the Discovery Pit area, encountered mineralization in the 0.5 to 2.7 gram per tonne range in 1 to 5 meter widths.  Testing of new geophysical targets did not lead to any new mineralized zones.  The Company is now reviewing its options on its main license as well as the adjoining license where gold mineralization has been exposed by trenching over a distance of 500 meters but has never been systematically explored.

White Silver Mountain Project

The Company acquired its interest in the White Silver Mountain, a polymetallic project located in Gansu Province, China, in 1998.  Minco has the right to acquire an 80% equity interest in the project by spending approximately US$4.8 million on exploration and development over six years starting November 12, 1998. Pursuant to the White Silver Mountain Teck Agreements, described above, Teck Cominco Lmited has been the operator at the White Silver Mountain project since 1999 and has funded exploration expenditures at its sole discretion.

The year 2000 exploration program consisted of 230 meters of underground excavation to establish drill stations from which 2,730 meters of diamond drilling in five holes.  The objective of the drilling was to outline the downward extensions of the known massive sulphide horizons.  The drilling further outlined the extensions of the western lobe of massive sulphide mineralization.  The eastern lobe remains open and will require additional drilling to define its extent.  In addition to the underground program, an extensive surface program was carried out in the area of geology perspective for the occurrence of massive sulphide mineralization.  Approximately 207 line-kilometers of geophysical surveys (comprising magnetic and electromagnetic surveys) were completed.  A number of anomalies were outlined, of which a number occur in highly perspective geology and require testing by drilling.

During 2001, Teck completed a total of 2,763 meters of diamond drilling in nine surface drill holes.  While favorable alteration and some sulphide mineralization was intersected in a number of holes, no economic grade mineralization was intersected and no further exploration work was done on the project during 2001.

In March 2002, Teck Cominco advised the Company that it had decided to withdraw from the project and would retain no interest in the property.  Teck Cominco had recommended that the 2002 exploration program should focus on an underground drill program to follow up the down-dip extensions of the known ore bodies intersected by previous underground drill programs beneath the existing Xiaoteishan Mine.  The goal is to define a 5 million tonne reserve within an area, which holds a 10 million tonne reserve potential, which would establish a project that can be placed into production in a cost effective and timely manner.  As the primary focus of the Company's 2002 exploration program was the Gobi Gold project, the Company decided to defer the drilling program until completion of additional financing.

The withdrawal by Teck Cominco resulted in the Company's interest in the White Silver Mountain increasing to 41.4%.  In August 2003, the Company entered into an amendment agreement to the original joint venture contract with Baiyin Non-Ferrous Metal Cooperation to stop the earn-in process on the White Silver Mountain.  Pursuant to the terms of the Joint venture contract, Minco has earned a 61% equity interest on the White Silver Mountain and Baiyin Nonferrous Metals Company of the People’s Republic of China 39%.

Marketing Plan and Strategies

It is the Company's goal to become a leading foreign mining company in China.  The Company has been involved in the acquisition and development of precious and base metals projects in China since 1995.  Over the years, the Company has established strong ties with Chinese governmental bureaus and also with Chinese mining enterprises.  The Company's senior management has in-depth experience with the intricacies of Chinese Mining Law and permitting and licensing procedure.

The Company's goal is to build a portfolio of high-quality properties in China as well as maintaining strategic relationships with premier mining enterprises in China and with its strategic partner Teck Cominco Limited.

Employees & Premises

The Company currently has 14 employees, of which  7 are full time employees and 7 are hired on a part time or contractual basis.  The Company has allocated funds to recruit additional consultants in the areas to assist with the 2004 exploration programs on its properties in China.

The principal executive office of the Company is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, and its telephone number is 604-688-8002, fax number is 604-688-8030.  The Company's web site address is www.mincomining.ca and the general delivery email address is info@mincomining.ca.  The Company leases office space and currently occupies 5,835 sq. ft., of which approximately 3,500 sq. ft. is subleased to two other companies.

The Company believes its current premises will provide adequate space for expansion over the next three years.

Risk Factors

In addition to the other information presented in this report, the following should be considered carefully in evaluating the Company and its business.  This Annual Information Form contains forward-looking statements that involve risks and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this report.

1.

The Company Has Incurred Losses.  Since its reorganization in 1996, the Company has incurred net losses and will continue to incur losses until it can derive sufficient revenues from its projects.

2.

The Company Is In Exploration Stage And Has No Proven Reserves.  The Company is in the exploration stage.  None of the properties in which it has interests are in commercial production, or contain reserves.  In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense.  The Company may thus expend significant amounts of financing and effort on any or all of its properties without finding reserves or reaching a stage of commercial production.

3.

The Company Must Obtain Additional Financing to Conduct Exploration on Its Properties.  Because the Company is in the exploration stage, it does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs.  Further exploration or commercial development, if warranted, would require additional financing.  There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

4.

The Company’s Interests in Their Joint Ventures Will Be Subject to Dilution.  Under the terms of their joint venture agreements, the Company may earn a specified percentage in the joint venture provided that the Company spends a required amount on project expenditures for the joint venture.  In the event the Company ceases to make its project expenditures, its interest in the joint venture will be subject to dilution.

5.

The Company’s Interest In Projects Will Be Diluted Pursuant to the Teck-Cominco Agreements.  The Teck-Cominco Agreements grant those companies the right to become the operators of an aggregate of two future properties of the Company as well as rights of first refusal to acquire interests in other future projects for a period of three years.  See Item 4 - "The Teck-Cominco Agreements".  The exercise of those earn-in-rights by Teck Cominco will dilute the Company’s interest in those projects.

6.

The Mining Industry Is Highly Speculative.  The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty, because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of extracting it without the expenditure of considerable money.  There is a high level of risk involved.

7.

It May Be Difficult for United States Investors to Enforce Civil Liabilities Against the Company.  Because all of the assets of the Company and its subsidiary, as well as the Company’s jurisdiction of incorporation and the residences of its officers and directors, are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

8.

The Company's shares are not yet listed on a United States exchange, as a result:  Penny Stock Rules May Make It More Difficult to Trade the Company’s Common Shares.  The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S.$5,000,000 or an individual with net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

9.

Minco is a Passive Foreign Investment Company for United States Federal Income Tax Purposes.  Minco believes that it is a passive foreign investment company ("PFIC") for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, United States holders of Minco’s common shares may make a certain election to have Minco’s distributions or ordinary earnings and net capital gain treated differently for United States income tax purposes.

10.

Risks Related to Doing Business in China.  Various matters which are specific to doing business in China may create additional risks or increase the degree of such risks associated with the Registrant’s activities.  These risks are discussed below.

a.

The Company Must Seek Governmental Approval to Develop Mines.  The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Chinese governmental approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations.  Currently, the joint ventures formed to explore and, if warranted, develop the BYC and Gobi Gold projects have obtained a license to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations at the property.  Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the joint venture’s operation.

b.

Environmental Regulations May Adversely Affect the Company’s Projects.  The Company’s operations are subject to environmental regulations promulgated by various Chinese government agencies from time to time.  Violation of existing or future Chinese environmental rules may result in various fines and penalties.  As China’s economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operation costs in China.

It is industry practice for North American mining companies like Teck and Cominco to apply the more stringent standards of their home countries to foreign operations regardless of local practices.  Should Teck or Cominco choose to initiate production of a property in joint venture with the Company, its operations would be carried out using North American environmental standards.  It is common practice for the estimates costs of reclamation and remediation of mine sites to be included in the capital cost of a project.  A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable.  The Company’s current projects all surround active mining operations, which add additional considerations that would be dealt with on a case-by-case basis.  See the "Environmental Considerations" section under the individual property description in Item 4.D. for more details.

c.

Politics of China May Adversely Affect the Company’s Investments.  The Company’s investments may be adversely affected by political, economic and social uncertainties in China.  Changes in leadership, social or political disruption or unforeseen circumstances affecting China’s political, economic and social structure could adversely affect the Company’s joint venture interest or restrict its operations.

d.

Lack Of A Legal System May Produce Inconsistent Results.  Enforcement, operation and interpretation of existing laws may be uncertain, sporadic or inconsistent.  China’s judiciary is relatively inexperienced in enforcing laws that do exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction.  As a result, if the Company is adversely effected, the Company may be unable to seek legal address in China.

e.

Property Information May Be Uncertain.   Much of the information on which the Company and its consultants have based their decisions regarding the Company’s mineral prospects is based on information provided by Chinese governmental officials, geologists and mining engineers and cannot be independently confirmed.  Accordingly, the reliability of geological and mineral information regarding the properties, the costs of labor, exploration costs, or any development, construction or operation costs may be uncertain since it has not been independently verified by the Company.

Financings/Securities

At present Minco has no income from its operations and none of its properties have reserves or are in production.  Minco’s ability to finance the exploration and development, if warranted, of its mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon Minco’s ability to secure financing.  The equity markets for junior mineral exploration companies are unpredictable.  Alternatively, Minco may enter into cost sharing arrangements through joint venture agreements.  While management believes that the quality of the concessions now held by Minco will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.

On May 31, 2002, the Company completed a non-brokered private placement of C$550,000 consisting of 2,200,000 shares at a price of C$0.25 per share.  The shares issued are subject to a statutory one-year hold period expiring on May 31, 2003.  As a result, Minco had sufficient working capital to fund its operations and conduct a two-phase exploration on the Gobi Gold project during fiscal year 2002.

On January 6, 2003 the Company announced its plan to complete a private placement of C$500,000 by way of a 10% Redeemable Convertible Debenture Due January 31, 2008.  The Debenture coupon will pay interest semi-annually of 10% and mature in five years from the date of issue.  The Debenture will be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion price of C$0.40 per share.  The Debenture calls for the redemption or conversion into Minco common shares should the common shares trade at an average closing price of 100% or greater than the conversion price of the Debenture for a period of 30 consecutive trading days.  The Company also holds the option to pay interest on the Debenture in the form of cash or common shares.  The maximum number of shares that may be issued under the offering was an aggregate 1,451,000 common shares, excluding any interest payments.  On March 6, 2003, the Company closed  this private placement to C$580,600 with all other terms remaining unchanged.   In November, 2003, pursuant to Section 3(b) of the Debenture, the Company notified the Debenture holders it was shortening the conversion period.  The principal and interest amounts owing were converted into an aggregate of 1,461,750 common shares and paid out to all Debenture Holders in January, 2004.

On June 9, 2003 the Company announced its plan to complete a non-brokered private placement of up to Cdn$1,500,000. at a price of Cdn$0.35 per unit.  Each unit consisted of one common share and one half non-transferable share purchase warrant.  Each whole warrant entitles the warrant holder to purchase one common share of the Company for a period of two years.  Each whole warrant is exercisable into one common share of the Company in the first year at Cdn$0.40 and Cdn$0.60 per common share in the second year.  The maximum number of shares issued under this private placement was 4,472,056 common shares, including finders fees.  On July 29, 2003, the Company closed this private placement.

On November 14, 2003 the Company announced its plan to complete a bought deal financing for 2,500,000 Units at a price of $2.00 with a provision for an additional 500,000 Units.  Each Unit will comprise one Common Share of the Company plus one-half of one common share purchase warrant.  Each whole Warrant is exercisable by the holder at any time for a period of twenty four months to acquire one Common Share at a price of $2.50.  On November 19, 2003, the Company announced this private placement would be increased to 1,248,848 Units with all other terms remaining unchanged.  On December 10, 2003, the Company closed this private placement of Cdn$6,373,041.60 at $1.70 per Unit.  Each whole Warrant would be exercisable by the holder at any time for a period of twenty four months from the date of Closing at a price of $2.15.

As of the date of this filing, the Company has not finalized its 2004 Budget and Exploration Program and cannot yet determine what its funding requirements will be if exploration work is also undertaken on Minco's newly acquired projects.  The Company will require additional financing for future working capital and also to fund future exploration programs on its properties.  Additional capital would be required if any major exploration efforts were conducted on any of Minco's properties.

The Company continues to seek out and evaluate projects of demonstrated merit in China with the objective of advancing projects and arranging joint ventures to fund and operate the properties.  Teck Cominco Limited maintains its earn-in right on two future projects acquired by Minco in China.

The Company does not believe that there are particular environmental regulations that will materially impact its current or future operations.

Description of Properties

BYC Project

On November 18, 2002, the Company signed an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC Project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China.  In July 2003 a joint venture, called Inner Mongolia Huayu-Minco Mining Co. Ltd., was formed between Minco and Inner Mongolia Bureau of Nonferrous Metal

Exploration for the BYC project. The Company can earn a 75% interest in the BYC Project by spending 12 million RMB (approximately C$2.4 million).

History & Location

The BYC Project is located at the central section of the north margin of the North China Platform and the eastward extension of the well-known Tianshan metallogenic zone, one of the most important gold metallogenic zones in China and the world.  The zone hosted several important gold-producing regions in North China and extends to the famous gold metallogenic zone in the former Soviet Union republics where several world-class gold deposits have been developed.  The project area is about 50 km northwest of Baotou, the largest rare-earth producing city in the world, and very close to a railroad that connects to the national railway system.

The original discovery of gold was made in late 1980's by following up a major regional geochemcial gold anomaly that covers an area of more than 100km².  More than 100 surface gold showings were delineated in an area of 12 km long and 3 km wide.  Some of the showings returned very high values.  Like many areas of new gold discoveries this triggered the widespread illegal artisanal mining activities for the surficial portions of the gold showings over the entire area. Recently, all the illegal mining activities at BYC were banned by the government as a nation wide law enforcement program.

Deposit Type and Exploration Potential

The BYC gold occurrence is a structurally controlled shear hosted auriferous vein system, which develops at or near the contact of a Mesozoic granodiorite with early Proterozoic sedimentary and volcanic rocks.  All principal-mineralized zones on the BYC concession are either shear hosted or extensional veins.  Most of these structures are located within well-formed planar brittle-ductile shear zones with very good surface continuity.  Based on the distribution of the auriferous veins at surface, at least four major structural and auriferous zones are identified with strike lengths ranging from 700 meters to more than 1,500 meters.  Grade of auriferous veins occurred in Proteozoic sedimentary and volcanic sequences are generally from 1 g/t to 8 g/t gold.  Higher grades were detected where the auriferous veins occurred in the granodiorite intrusions (the inner contact zone) with significant values as high as 71 g/t Au over 9 meters and 14.5 g/t Au over 4 metres as taken by Chinese geological teams from mine samples.

In 2003

The Company's initial program consisted of careful compilation of all the available assay data, detailed 1:5000 scale geological mapping with special emphasis on structural analysis, as well as outcrop and trench scale lithological mapping.  The completed surface program defined several drill targets.  During the second half of the 2003 field season, a drill program was conducted upon the completion of the initial program.  Drilling focused on the "North Zone" at the west end of the host monzonite intrusion.  This is the general area of an early sample yielding 71 g/t gold over 9 meters from Chinese mine sampling programs.

On March 20, 2003, Teck Cominco  waived its back-in rights on the BYC project located in Inner Mongolia of China.  Therefore, the BYC gold project will not be a project that is subject to the Investment and Participation Agreement dated February 20, 1996.  If Minco pursues the BYC project on its own, without a joint venture partner, and when Minco would like to bring a partner to the project, Minco will give Teck Cominco the rights to negotiate a participation agreement.

On October 30, 2003, the Company and New Cantech Ventures Inc. ("New Cantech") entered into a Letter of Intent whereby New Cantech acquired the right to earn a 51% interest by spending on exploration $2.4 million over a three year period.  A further 9% can be earned by bringing the property to feasibility.  The first year’s commitment is $400,000.  Minco will remain the operator of the exploration program.

Plans for 2004

Minco’s initial exploration program will consist of a thorough compilation of available assay data, detailed geological mapping, topographic and legal surveying, sampling, trenching, magnetic surveying, and I.P. test survey and 3,000 to 4,000 meters of NQ drilling.

Caodi Project

In February, 2003, the Company signed a Co-operation Agreement with the Sichuan Bureau of Metallurgical Exploration which gave Minco a right of first refusal to enter into a joint venture to explore and develop the Caodi gold project in Sichuan Province, China.  This Agreement was subject to a full due diligence on the project conducted by Minco.

In 2003

Following a detailed technical due diligence and a site visit, the Company concluded that it could be difficult to develop a large-scale, open pit mine on the Caodi gold project.  The Company's primary focus for 2003 exploration efforts were the Gobi Gold and BYC gold projects.

Plans for 2004

There are no current plans to pursue its interest in the Caodi Gold project.  The Company did not incur significant expenses on the Caodi Gold project.

Gobi Gold Project

A regional exploration and property evaluation was carried out on the Inner Mongolia (Gobi Gold project) during 1998 culminating in the joint venture agreement in 1999 between Minco and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR").  In 1999, Minco and EILR created Inner Mongolia Damo Mining Co. Ltd. ("Damo Mining"), a fully-licensed Sino-Foreign co-operative joint venture company, to explore for metallic mineral deposits within the Inner Mongolia Autonomous Region.  Initially, Damo Mining will focus on exploring its existing license holding that covers 550 km2.  The Damo Mining joint venture agreement allows Minco to earn up to a 75% interest in joint venture by spending US$2.5 million on exploration on the Gobi Gold project over four years.  In the event Minco does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the Joint Venture Agreement.

Inner Mongolia Damo Mining Co., Ltd.

Damo Mining was formed and operates pursuant to a Sino-Foreign co-operative joint venture contract between EILR and Minco.  Under the terms of the joint venture contract, Damo Mining’s board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman.  Minco has selected Messrs. Ken Cai, William Meyer, Robert Callander and Ruijin Jiang as its representatives.  EILR has the right to select the remaining three directors.

Because of Minco’s majority ownership and majority representatives on Damo Mining’s board, Minco controls Damo Mining’s operations in the ordinary course of business.  However, the following transactions by Damo Mining requires the unanimous approval by its board:  (1) terminating or dissolving Damo Mining; (2) selling or mortgaging assets that have a value of 10% of Damo Mining’s assets; (3) increasing or decreasing Damo Mining’s registered capital; (4) borrowing by Damo Mining; (5) merging Damo Mining; (6) guaranteeing on behalf of Damo Mining; and (7) establishing organizations under the board.

Location, History, Geology and Exploration Potential

The 550 square kilometer Gobi Gold project is located in the Gobi Desert of western Inner Mongolia, about 300 kilometres north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometres north-west of Beijing, China.

The Gobi Gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbekistan and Kyrgystan to the west.  World-class, sediment-hosted gold deposits occurring in the Tian Shan Gold Belt include Murantau with a resource of 140,000,000 ounces gold (site of the Newmont dump leach project), Kalmakya with 26,000,000 ounces gold and 13,000,000 tons of copper, and Kumtor with 13,000,000 ounces gold (a Cameco operated mine).

The Gobi Gold project is the culmination of a series of regional exploration programs undertaken by EILR.  EILR carried out a broad program of stream and drainage sampling.  This program highlighted eight license  areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling.  The Zhulazhaga deposit, license No. 5, was discovered in 1997 by following up one of these gold anomalies.  Since 1997, EILR has focused on exploration of the Zhulazhaga deposit, which has been explored by trenching and drilling, and subsequently placed into production as a small-scale heap leach operation.  EILR reports a resource estimate according to Chinese official standards of 31.62 tonnes (1 million ounces) gold with an average grade of 2.53 g/t Au.

Other prospects identified in the license blocks from regional geochemical surveys have had limited to no follow-up work.  Known mineralization is developed in calcareous sedimentary units and proximal to small felsic intrusions.  Minco believes that the potential for discovering more extensive, near surface skarn mineralization is good, given the limited exploration that has taken place beyond the surficial oxide zones.  An initial program of detailed ground magnetic surveys combined with geological mapping was completed to give better resolution of features controlling mineralization.

Field examination of two prospects visited in 1999 showed features indicative of skarn style mineralization.  The exploration program for 2000 & 2001 involved ground magnetic surveys and geological mapping over the two identified skarn prospects to establish drill targets.  Field-checks of the remaining geochemical anomalies was conducted.  During 2002 a drill program tested results from previous exploration programs and 2003 fieldwork involved more drilling work on the most favorable targets.

Total expenditures funded by Minco from inception to December 31, 2001 were $707,311; to year ending December 31, 2002 were $1,158,745, and to year ending December 31, 2003 were $1,375,551.

Environmental Considerations

The exploration activities proposed for the Gobi Gold project, including potential drill testing of new anomalies, will result in little surface disturbance, and standard reclamation procedures will be used for areas such as trenches or drill pads.  Minco does not believe that there will be any potential environmental liability arising from these activities.

2001 & 2002 Exploration

The 2001 exploration program consisted of detailed structural mapping, IP and/or TEM surveys and trenching in selected areas.  Compilation of this data outlined 17 exploration targets in the surveyed area, part of which is sand-covered.  These programs resulted in a substantial gold/copper discovery.  Gold values averaging 14.79 grams/tonne gold, 1.0 grams/tonne silver and 1.25% copper were encountered over a sample length of 9 metres in a 20 metre deep pit excavated at the site of the previous years discovery.  Significantly the footwall of the gold bearing section consists of massive sulphides grading 20% copper.  Coincident IP data indicated a large lateral extent to this sytle of mineralization making the zone a focus of on-going exploration.

The trenching program conducted over the southwestern extension of the gold/copper discovery encountered similar mineralization grading 5.6 grams per tonne gold over 13 metres, 8.7 grams per tonne gold over 14 metres, 3.5 grams per tone gold over 12 metres, and 4.98 grams per tonne gold over 12 meters.  The trenches were conducted on the strike extension of the original 20-meter deep discovery pit which returned 14.8 grams per ton gold and 1.25% copper over 9 meters true width.

The Zhulazhaga License was one of eight acquired and the most extensively explored because of the initial success.  The remaining seven licenses were examined in 2000 in a regional reconnaissance fashion.  Three other license areas returned positive results in terms of favourable geology, alteration and geochemically anomalous gold values.  These three license areas are the No. 3 Zhonggashun License, No. 6 Bayanxibie License and No. 8 Shaolataohai License.

In 2002, test drilling of 2000 meters was conducted on the Zhulazhaga License to follow up the significant magnetic and IP anomalies and trace the strike extension of the gold occurrence revealed in the Discovery pit.   Eight holes were drilled to a depth from 50 meters to 194 meters along strike of the sediment hosted mineralized horizon in the discovery pit and six holes intersected the mineralized zone with grade from 1g/t Au to 12 g/t Au. Best mineralization was detected in DDH G-9 where an oxidized ore zone of 7 meters with an average grade of 5.8g/t Au was intersected in a structurally brecciated zone. While all the known mineralization is defined as typical distal gold skarn, test drilling hole G170-1 over the strongest magnetic anomaly M-2 has lead to the recognition of a new type of gold mineralization, the proximal gold skarn, in the project area. A thick carbonate package is well mineralized to a maximum of 4.9g/t Au at its juxtaposition with a medium grained diorite at depth of 140 meters.

In 2003

A detailed IP survey further defined the drilling targets, particularly to pinpoint the extensions of the targeted feeder zones to the gold mineralizing systems partically explored by the 2002 drill program.

The Phase-II drilling program commenced in the summer of 2003 in the Zhulazhaga License area.  Minco drilled approximately 1,173m in 9 holes.  The program focused on the north-south structurally controlled feeder zone, which is the principal control of mineralization at the Discovery Pit and the Chinese operated heap leach mine to the north.

By the end of October, 2003, seven holes (G03-1 to G03-7) were completed in the Phase II drill program. Five holes (G03-1 to G03-5) were drilled to follow up the gold mineralization discovered in 2001 and initially drilled in 2002. The targeted structures and mineralized zone were intersected in 4 of the 5 holes located to the south and west of the "Discovery Pit" which yielded 14.89g/t gold over 9 meters.

Elsewhere, G03-6 was drilled to test anomaly M-8, which is located about 1000m northeast of the producing mine (1.3 million oz gold resource as estimated by the Chinese) operated by the local government. The hole entered the targeted mineralized zone at a depth of 244m and ended at 252m while still in mineralization.  G03-6 had to be abandoned due to mechanical drilling difficulty in this highly fractured horizon. 700m further to the northeast, G03-7 has been drilled to test the magnetic and IP anomaly M-9 which has geophysical characteristic similar to anomaly M8.

Plans for 2004

Testing of new geophysical targets did not lead to any new mineralized zones.

Minco is reviewing its options on its main license as well as the adjoining license where gold mineralization is  exposed in trenching over a distance of 500 meters but has never been systematically explored.

White Silver Mountain Project

Minco acquired its rights to the White Silver Mountain, a polymetallic project located in Gansu Province, China, pursuant to the "Co-operation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non-Ferrous Metals Corporation ("BNMC") signed on November 17, 1997.  A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. ("Gansu Keyin") was formed to hold the mineral interests.  In order to earn up to an 80% interest in Gansu Keyin, which owns the rights to the White Silver Mountain project, Minco is required to spend a minimum of US$4.8 million (40 million Renminbi Yuan "RMB") on the White Silver Mountain property over a six-year period.  If Minco fails to spend the minimum amount, Minco’s interest in Gansu Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement.  BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin.  Following the completion of the above expenditures by Minco, each party shall make contributions to Gansu Keyin in proportion to their respective beneficial interests.  Pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998, the date a letter agreement was entered into, Minco granted Teck an option to earn 70% of Minco's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of Minco’s funding requirements until commercial production has been attained.  Since inception to December 31, 2003, total expenditures on the White Silver Mountain project are Cdn$3.7 million, of which Cdn$2.3 million was funded by Teck Cominco but credited to Minco.

Location and Description

The 180 square kilometer White Silver Mountain project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China.  Baiyin is located 1,000 kilometers west of Beijing.  The area is fully serviced by road and rail and has the entire required infrastructure to support an active mining operation.  The White Silver Mountain project is located near the Xiaotieshan deposit which is currently being mined and operated by BNMC.  Gansu Keyin, the joint venture in which Minco has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region.  Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC.  The agreement includes the areas immediately surrounding past and present mine workings but excludes the workings themselves and the BNMC milling and/or smelting operations.  Recent surface exploration and geological mapping has uncovered other prospective areas outside of the project boundary.  In response to these finds, Gansu Keyin has applied for an additional 70 square kilometers of mineral rights, which was granted in March 2000.

History, Deposit Type and Exploration Potential

The White Silver Mountain deposits are of the Volcanogenic Massive Sulphide (VMS) type.  VMS deposits are formed in undersea settings by the precipitation of metal rich fluids expelled by volcanic vents.  VMS deposits display a characteristic "zoning" with more copper-rich deposits found near the location of the original volcanic vents and more zinc-rich deposits found at a distance to them, though the pattern is often obscured by later faulting and folding of the rocks that contain them.  VMS deposits are "syngenetic," meaning they form at the same time as the rocks that enclose them and they usually occur in clusters over a 20 to 40 km radius.  Deposits are found where the volcanic rock has changed to a distinctive quartz rich rock units known as "exhalatives."  These are indicators of VMS deposit forming activity; exploration for new deposits in known VMS camps therefore often focuses on finding the exhalative horizons then exploring within them for economic concentrations of metals.  Geological mapping undertaken as part of the 1999 exploration program has located five separate exhalitive horizons, including the one that hosts the mined deposits.  To the best of Minco’s knowledge, there had been virtually no past exploration of the property away from the mines.

Environmental Considerations

The Gansu Keyin joint venture agreement specifically excludes any areas of past or present mining activity.  Minco foresees no direct or indirect liabilities arising from the activities of BNMC on its own mine sites.  In the White Silver Mountain underground exploration area, Teck has hired BNMC as a contractor to undertake all underground excavation.  BNMC is responsible for the disposal of all mining waste (mainly barren rock) in an environmentally sound manner.  Similarly, it is expected that BNMC would be retained as the mining contractor if the joint venture makes a positive production decision.  BNMC would have operational management of the project and would be responsible for adherence to sound environmental practice.  If smelting is done by BNMC, it would be governed by standard commercial contract under which the handling and safe disposal of any attendant waste products would be BNMC’s sole responsibility.

Gansu Keyin Mining Co. Ltd.

Gansu Keyin Mining Co. Ltd was formed and operates pursuant to a Sino-Foreign co-operative joint venture contract between Baiyin Non-Ferrous Metals Corporation of the People's Republic of China and Minco.  Under the terms of the joint venture contract, Gansu Keyin’s board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman.  Minco has selected Messrs. Ken Cai, William Meyer, Hans Wick and Fred Daley as its representatives.  Baiyin has the right to select the remaining three directors.

Because of Minco’s majority ownership and majority representatives on the Gansu Keyin’s board, Minco controls Gansu Keyin’s operations in the ordinary course of business.  However, the following transactions by Gansu Keyin requires the unanimous approval by its board:  (1) terminating or dissolving Gansu Keyin; (2) selling or mortgaging assets that have a value of 10% of Gansu Keyin’s assets; (3) increasing or decreasing Gansu Keyin’s registered capital; (4) borrowing by Gansu Keyin; (5) merging Gansu Keyin; (6) guaranteeing on behalf of Gansu Keyin; and (7) establishing organization under the board.

In August 2003, an amendment agreement to the original joint venture contract ("JVC") was entered into between Minco and Baiyin Non-Ferrous Metal Cooperation to stop the earn-in process on the White Silver Mountain project.  Pursuant to the terms of the of the JVC, Minco has earned 61% equity interest on the White Silver Mountain project.

2001 & 2002 Exploration

The White Silver Mountain project program for 2000 consisted of 250 meters of underground excavation establish drill stations, approximately 2,000 meters of underground drilling and a surface program which included geological mapping and approximately 200 line kilometers of electromagnetic surveying.  The mapping and electromagnetic surveys generated new targets for a surface drilling campaign to be undertaken in 2001 after Keyin has received and interpreted the results of the surface work and the current underground drill program.  The cost of this program was approximately C$400,000 and was funded by Teck.

In April 2001, Teck commenced a surface diamond drilling program comprising of an estimated 2,700 meters targeting priority zones based on a combination of electromagnetic conductors with coincident surface alteration zones and mineralization in geological setting prospective for volcanogenic massive sulphide minerals.  Results were mixed in that the target horizon was intersected in a number of holes, no ore grade mineralization was encountered.

In 2003

The Company will seek a joint venture partner to continue a proposed underground drilling program.

Plans for 2004

The Company has not incurred significant expenditures on this project in 2002 nor 2003.  In 2004, however, there has been a significant increase in all metal prices leading to a review of the Company’s options relating to the re-activation of this project.

Changba-Lijiagou Project

Background

Minco acquired its rights to the Changba-Lijiagou Lead Zinc project located in Ganzu Province, China, through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between Minco and BNMC signed on November 17, 1997.  Under this agreement, Minco and BNMC will form a Chinese joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them by taking the project through development, to production at a rate of 3,500 tonnes of ore per day.  If a joint venture agreement is entered into, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture.  BNMC operated the Changba-Lijiagou project as a 3,500 tonne per day open pit mine until the collapse of the underground workings forced the downsizing of the operation to 750 tonnes per day.  BNMC will contribute the mining rights relating to Changba and Lijiagou and net values of total assets at the Changba milling system for a 25% interest in the joint venture.

Since entering into the agreement, Minco has concentrated its efforts on the Lijiagou mineralization.  The work undertaken to date is of a preliminary nature.  Further third party work and a complete feasibility study would be required prior to any production decision.  No exploration activities were conducted in 2001, 2002, 2003 and none are planned for 2004 and no joint venture has yet been entered into.

Minco is however currently seeking opportunities to option or joint venture this project and has held discussions with third parties who are interested in earning a portion of Minco’s interest in the project by further funding it.  There can be no assurance that an offer will be obtained that will enhance shareholder value.

History, Geologic Model and Exploration Potential

BNMC originally moved into the Changba area in the 1940's after the discovery of copper in the region.  BNMC started up operations at two copper mines soon afterwards, which are now virtually depleted.  The search for new copper reserves in the area lead to the discovery of the Changba, then Lijiagou zinc/lead mineralization.

The Changba-Lijiagou project is located in Gansu province in northwestern China.  The project took its name from the town of Changba, a small regional agricultural/government center before the arrival of the miners.  Changba is 350 kilometers east of the provincial capitol of Lanzhou and 400 kilometers by road and rail north to Baiyin, the headquarters town of BNMC and location of the smelting complex.

Changba and Lijiagou are Sedimentary Exhalative (or SedEx) type deposits.  SedEx deposits are characteristically zoned in a pattern with zinc rich material in the center.  The Changba-Lijiagou deposits are zinc rich.  They are open and substantially untested to depth, as well as laterally along trend.  Though exploratory drilling is needed to confirm this, the zinc rich nature of the ore and the long trend length indicate potential for further discoveries in the area.  BNMC has completed approximately 250 surface drill holes to test Changba to depth and to outline the Lijiagou mineralization and to test the intervening area at depth.

Environmental Considerations

All areas of past and present mining activities are specifically excluded from the joint venture.  Should Minco and/or its partners decide to put all or part of the project into production, there would be an operating agreement negotiated with BNMC.  In negotiating the joint venture agreement, Minco will request that a provision be included that will absolve the partners from any environmental hazards arising from BNMC’s mining activities prior to the date of the joint venture contract to be negotiated and finalized.  The structure of the agreement with BNMC allows Minco to earn a direct interest in the mill site and other infrastructure.  Should Minco make a positive production decision, it would have to negotiate an agreement that defines its responsibilities concerning the ultimate rehabilitation of the mill site and include those costs in its decision-making.

Plans for 2004

Minco does not propose to undertake further exploration and development work on the Changba-Lijiagou project at this time, as the Company’s primary focus will be on the Yangshan Gold Belt projects.  Also, at then prevailing zinc prices, the Changba project has not been considered a high priority, however, this situation is subject to change with the improvement in base metal prices.

Yangshan Gold Belt – Anba Property

Property Description and Location

The license area is 1.45km2 and is located at about 30 km north of the county town of Wenxian County.  Highway 212, a two lane asphalt highway, passes through the license area and the nearest railway station lies 186 km from the area.  The license area is defined by the following geographic coordinates:

(1)

104o39’27", 33o02’27";

(2)

104o39’17"; 33o02’47";

(3)

104o40’50", 33o02’47"; and

(4)

104o40’40", 33o03’06".

In November 2003, the Company signed several agreements with the Gansu Provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan Gold Field, Gansu, China.  Minco, through its joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin") has the right to acquire a 40% equity interest in the Yangshan Gold Mining Co., Ltd. ("YGM"), a joint venture company to be established for the exploration and development of the Anba gold deposit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The license area is 1.45 km2 and is located about 30 km north of the country town of Wenxian County, Gansu Province, China.  Highway 212, a two lane asphalt highway passes through the license area and the nearest railway station lies 186 km from the area.

The Yangshan district is located in the southern terminus of Gansu Province in a region dominated by north-northwest trending major valleys and moderate population density.  Climate is moderate, with temperatures ranging from –13o C to 0o C in the coldest winter month, January, increasing to 16o C to 28o C during the summer month, July.  Total annual rainfall in the district averages between 300 – 350 mm, and dryland agricultural methods are common in this area.  Estimates of population density in the southern Gansu area place it at approximately 100 – 249 people per square kilometer.

The area is a deeply dissected, mountainous area of moderate relief.  The mean elevation of the concession is approximately 2000 m, local differences in relief are in the 400 to 500m range.  Small towns occur and other resource extraction plants, principally for industrial minerals, are located within a few kilometers of the concession area.    Agriculture is the main local economy and, as is similar throughout China, virtually all-arable land is under active cultivation.  Water and power supplies are close at hand, and with some improvements, would meet the needs of any potential mining operations.

History

Active exploration in the Yangshan district has had the following chronological development:

1967 – 1970:  1:200,000 geological mapping was completed by the regional geological survey team of Shaanxi province.  Since then exploration activities for copper, iron, manganese and barite were conducted at different scales by different geological teams.

1982 – 1984:  Regional geochemical stream sediment sampling was conducted by the Gansu Geochemical Survey Team (now restructured as No. 2 Geo-exploration Institute).  Strong geochemical; Au, As, Sb and Hg anomalies were delineated along  the regional arcform faults.  These programs were part of a continent scale geochemical exploration program instituted by the Chinese government beginning in 1979 and covering greater than 5 million square kilometers of Chinese territory.

From 1985 to the present follow-up of the regional geochemical anomalies and detailed geological exploration has been carried out by different geological organizations in the Yangshan area.  These activities have led to some important discoveries such as Caodi, Xinguan, and Yangshan gold deposits.

Most recently, diamond drilling on the property has been conducted over the past three year period using one large Russian model diamond drill rig which has successfully completed 22 vertical diamond holes.  Drilling is largely completed during the months March to October with an extended field break taken during the winter months.  During this same period, underground drifting, metallurgical samples and preliminary resource calculations have been undertaken.

Geological Setting

In the Qinling area, the principal hosts to Carlin style mineralization are Devopnian sedimentary formations.  These rocks are flanked to the north by the Hubei Craton and intruded by a sequence of younger Mesozoic calc-alkaline intrusive rocks.  These sequences may be divided into three principal units with an overall east-west orientation and reflect three sub-basins.  The northern assemblage is the Tangzang-Shanyang sub-basin and the southern assemblage is the Hueixian-Xunyang sub-basin.  Most of the mineral occurrences within this belt are contained with the Fengxian-Zhengan, sub-basin.

The Fengxian-Shengan sub-basin contains the several Devonian aged carbonate sequences, most of the sequences are dominated by fine grained clastic sediments, calcareous sandstones, shales, medium to thick bedded micritic limestones and bioclastic limestones.  Triassic aged assemblages may be structurally interleaved within the Devonian section.  Very significantly, several important occurrences in this area, including Dongbeishai are hosted in fine grained black clastic sedimentary rocks with very high organic contents and significantly elevated regional background gold contents, 21.06 – 30.70 ppb Au in rock, which is 10 – 15 times above the regional background.  Throughout the Qinling basin, host rocks to most of the Chinese gold deposits are more common near the transitional zone between carbonate and siliceous clastic rocks, and many of the occurrences are hosted in sandstones and calcareous sandstones.

At least six large late Mesozoic granitic intrusions, several small Middle Paleozoic basic intrusions and locally andesitic porphyritic intrusions cut the Devonian to Triassic section in the Qinling area.  Dyke rocks and small intrusions are locally gold mineralized including those in the Yangshan Anba area.  These intrusive rocks have geochemical signatures in Sn, W, Mo and Bi.

The structural style in the western Qinling is dominated by rock fabrics and structural elements which are related to series of Palaeozoic and Mesozoic accretionary processes. The late Palaeozoic Variscan (405 – 270 Ma) and Yanshanian (208 – 90 Ma) are the principal orogenic and collisional events which have deformed the host stratigraphy in the western Qinling area.

Significant, north verging thrust faults are common and some of these are closely related to major occurrences, eg the Dongbeizhai deposit forms in the silicified, brecciated and carbonaceous mudstones which characterize the footwall to the Kuashiya fault.

At the regional scale, the area is composed of two major tectonic units 1) the Metianling Anticlinorium, and 2) the south zone of the EW-trending West Qinling fold zone. The Metianling Anticlinorium exposes in its core a sequence of  Precambrian intermediate-basic volcanic rocks which may host both copper and nickel occurrences and are also host to numerous structurally controlled orogenic auriferous quartz veins. The EW-trending west Qinling fold zone is an Upper Palaeozoic-Mesozoic fold and thrust belt. This orogenic event compresses, and closes  the Devonian, Carboniferous, Permian and Triassic sub-basins. The deformed sub-basins are now distributed subsequently along east to west axis with the youngest formations preserved in the north and the oldest in the south.

The distribution of the Palaeozoic rocks are controlled by a group of arcform, translational and north verging thrust faults. Major Carlin-type gold deposits including Yanshan, Xinguan, and Caodi are all found along the roughly EW-trending arcform faults.

Distribution of trace elements is closely associated with rock types in the area.  Anomalous Cu , Pb, Zn and Ag occurred in the Precambrian volcanic rock units at the south part of the west Qinling gold belt. Geochemical gold anomalies were delineated in both Precambrian volcanic rocks where Carlin-type gold mineralization developed and Paleozoic sedimentary sequence where auriferous quartz veins were discovered. Significant anomalies of Au, As, and Sb occurred in proximal stream sediment drainages.

Exploration

Following the initial discovery of the Yangshan geochemical anomalies, and very early geological evaluations by the local Chinese geological brigades, the more detailed development and exploration of the Yangshan – Anba occurrence was performed by a branch of the armed police, the "gold army" who specialize in gold exploration named Gold Headquarters("GH").  It is the mandate of the GH to find and explore precious metals deposits. Placing the occurrence into production is the mandate of another government branch within the non-Ferrous Bureau of Mines.

The previous exploration programs on the property were successful in:

i. Implementing a broad based diamond drill program, consisting of 22 diamond drill holes totaling 7964.86 m, and utilized a single diamond drill. The drill rig is of Russian design and utilizes a 12-m mast. Inclined drilling is possible but most boreholes were drilled vertically.

ii. Implementing 1262 meters of underground exploration development, which sampled portions of 2 zones.

iii. Creating a database so a resource calculation could be performed.

iv. Calculating a resource.

The following is an interpreted version of the methodology and results from the past programs used at the site from government reports;

Methodology

1.1.

The major vein of No.305 vein group is stratabound in form and 2100m in length. Gold is well evenly distributed in the ore vein. Exploration lines are surveyed in 400m space along the strike of the main vein. The ore zone was controlled with geological mapping, geophysical and geochemical survey, trenching and shallow pit at surface. Dip extension is controlled with drilling.

1.2.

Density of exploration works is increased gradually. Space between trenches is from 50 to 100 meter at surface. First phase drilling was conducted with a grid of 400X320-400m at depth. Drifting was conducted where it was suitable. In-fill drilling was carried out at 200m space to further test the continuity of the zone. Space of exploration lines was increased to 100 meters between Lines 7 to 11.

Quality of Exploration Works and Comments

1.3.

Trench: The opening of trench is from 1.2m to 2.5m and the width at bottom is 1m. Trenching is dug to 0.5m into the weathered bedrock and 0.3m into the fresh bedrock.

1.4.

Exploration Pit: Two exploration pits were dug with an opening of 1.5X1.5m in the area.

Most of the project area was covered with a Quaternary overburden from 7 to 100m in thickness and therefore, only 40% of the surface trenches and pits have generated useful results.

1.5.

Two levels of adit were devloped at levels 1920m from exploration lines 1 to 5 and 2171m from lines 31 to 35 respectively in order to test major ore veins 305 and 314. The opening size of drifts varies from 1.8X1.6 to 2.0X1.8m with a total length of 1263.1m including 447.3m of drift and 815.8m of cross cut.

1.6.

Drilling: 22 diamond holes were drilled with a total footage of 7964.86m. Gold mineralization was intersected in 18 holes (82% of the total holes).

Details of Drilling:

1)

Technology: Diamond drill rig with wire coring was used. Hole opening is 110-130mm in Quaternary overburden and is transformed to 91mm after the overburden. The hole diameter was reduced to 75mm in fresh bedrock until the end of hole.

Inclination and Azimuth Measurement: Dip angle of vein group 305 is more than 60 degrees. Vertical holes were designed in consideration of the difficulty resulted from the widely fractured rocks. 86 measurements of inclination and azimuth were conducted in the 22 holes. Deviation of drill holes is generally less than 5 meters from exploration line.

2)

3)

Test of Depth: Depth of drill holes were tested every 100m.(Down hole survey Point)

4)

Recovery Rate of Drill Cores: Total length of drill cores of bedrock is 4991.26 and the recovery rate of bedrock cores is from 86-99% with an average of 93.46%. Total length of drill cores of ore is 1356.28m and recovery rate of ore cores is from 86 to 100% with an average of 93.13%.

5)

Hydrology Observation: Two observations of hydrological conditions are made in each shift. Water level was measured and recorded after 24 hours of the completion of drill hole. 1052 measurements were conducted.

6)

Seal of Drill Hole: Holes were sealed with concrete and the center of each hole was marked with a cross. Serial number of the hole was painted on the pole.

7)

Storage: All drill cores are kept in drill core storage at the camp.

Collection, Preparation, Analysis and Quality Monitoring of Samples

1.7.

Drill core samples: Drill core are split and half of the hole was sampled and assayed. The holes were sample for their entire length

1.8.

Trench and adit samples: Trench sampling was conducted in surface trenches and adits. Size of trench sample is 10X5cm with a length from 1 to 1.5m.

1.9.

SG Samples: Samples of different types of ore from surface trench, exploration pit, adit and drill holes were collected for measurement of specific gravity. Samples were sealed with wax and then sent to labs for SG measurement.

Drilling

In total, 7964.86 m of core, distributed among 22 holes, were drilled in past exploration  programs.

Geotechnical data was collected, recovery and RQD and structural logging.  It is unknown if photographs were taken of the core.

Collar locations were surveyed using EDM station with a survey accuracy of ±0.12m. The Chinese requirement is 0.30 m accuracy.  Downhole surveys were conducted using a CQ-1 instrument which is a Chinese downhole instrument. Surveys measured, inclination and azimuth. Surveys were taken every 100 m. Drill hole deviation is less than 5 m.

For the geological interpretation cross sections at 1000 scale spaced 400 and 200 m apart were created. The sections include the trenching and underground data. The sections are interpretative in nature, because of the distance between pierce points on most sections or number of holes on a section. Further details on how work was performed are unavailable at this time.

Sampling and Analysis

Assay intervals were commonly based on 1.5 m intervals, although interval widths were also controlled by geological, structural or mineralogical contacts.

All core was half split by an member of the GH. The samples were transported by truck from the field to the Government labs in Chengdu by members of the GH.

No sample collection was permitted in the current due diligence study conducted in preparation of a 43-101 technical report previously submitted. As a consequence no independent assays are available for comparison with the Chinese data. For security the GH is a police branch and has the resources available to protect and secure its property as required.

Anecdotal information suggests that a system for duplicate samples was used as checks in the sampling system for the historical sampling on this project.  Samples were sent to the main lab plus other check labs.

The Chinese summary data suggests that between 1999 and 2002, 197 samples were sent as check samples in seven batches over three seasons. Results ranged between 78.9 % accuracy on one batch and 96.5% on another batch averaging 86.7% accuracy. Other labs checked 137 samples with a result of 87.6%.

Mineral Resource and Mineral Reserve Estimates

The calculated mineral resource is estimated at a 1 gram cutoff to be 16,100,000 tonnes at a grade of 5.64 g/t  or 91 tonnes of contained Au or 2.9 Mil ounces of Au in the inferred category. This resource estimation was created by the GH. The resource calculation was reviewed by an independent panel of  Chinese professional experts. Then the resource calculation was evaluated and a valuation created by an independent group. The current resource can be classified as inferred resource under the CIM guidelines for resources and reserves due to the data on which the resources were calculated.

This group consisted of:

1)

Appraisal Agency: Beijing Headmen Mining Rights Appraisal Firm (License No. 1100002367861(1-1)).

2)

Appraisers:

Mr. Li Hongguang: Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources.

Mr. Peng Shaoxian: Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources.

The independent group reviewed the data and the procedure for the resource for suitability and national standards. They found the resource estimation to be conducted within their regulations and standards. The estimation adheres to "Classification of Solid Mineral Resources and Ore Reserves" promulgated by the State Monitoring Bureau of Quality and Technology of China.

The results as per the Chinese calculation for Yangshan ANBA property are shown below.

Vein#	Ore body#	Resource Category	Resource of Ore (t)	Average Grade (g/t)	Average Width	Gold Metal (t)
305	305-I	333	8453500	6.07	4.83	51.308
314	314-I	332	724921	5.89	9.24	4.267
		333	5938028	5.36	5.51	31.799
307	307-I	333	13186	4.94	1.04	0.065
	307-II	333	86716	3.22	1.41	0.279
313	313-I	333	481086	3.36	2.39	1.616
	313-II	333	13491	6.97	1.91	0.094
	313-III	333	327521	3.59	2.46	1.176
	313-IV	333	32687	3.2	5.56	0.125
319	319-I	333	8361	3.41	1.79	0.028
	319-II	333	21720	3.35	1.62	0.073
322	322-II	333	18636	4.25	1.46	0.079
323	323-II	333	20552	4.00	3.27	0.082
TOTAL		332	724921	5.89		4.267
		333	15415484	5.62		86.724
		332+333	16140405	5.64		90.991

** Chinese Category 332 and 333 are considered to be inferred resources

The Chinese resource estimation was created using a polygonal method in vertical long section planes parallel to the general strike of the deposit. There were ten structural units estimated with 305 and 314 being the largest Zones. There were 68 individual polygons created for the Chinese estimate. It is assumed that the Chinese base their criteria on the Chinese mining and exploration experiences.

The following list of criteria were used for the resource estimation:

  Cutoff  for composite: ≥1g/t;

  Minimum Polygon Grade: ≥3g/t;

  Average Grade of Deposit: ≥5g/t;

  Minimum Mineable Width: 0.8m;

  Minimum Width of Internal Waste: ≥2m

With the above criteria the polygons were created and modified to meet the above criteria.

The polygon boundaries are created by the following: ( translation from Chinese text)

The delineation and inference of ore bodies is based on "Classification of Solid Mineral Resources and Ore Reserves" promulgated by the State Monitoring Bureau of Quality and Technology of China.

16.1.1

Delineation of ore body: Delineation of ore body strictly follow geological conditions and economic index. In principle, all samples with grade equal or greater than cutoff grade will be included in resource calculation. In cases that grade of  individual exploration work and block is reduced to less than minimum economic grade, low-grade samples at margins will be excluded to meet the minimum economic grade.

All the samples of internal waste with length greater than the maximum allowable width have to be excluded in resource calculation.

Ore bodies are connected with direct lines between individual exploration works in the same structure and mineralization zone.

16.1.2

 Inference of ore body: When ore body is intersected in one exploration work and is not intersected in the neighboring exploration work along strike, the ore body will be inferred to one second of the distance between the two exploration works. When there is  no control of exploration works along strike or dip directions, the boundary of ore body will be inferred to one fourth of the distance of the space of the exploration works.

16.1.3

Resource Categories and Block Delineation

Categories of resource and delineation of blocks are based on the state standard "Classification of Solid Mineral Resources and Reserves" promulgated by the State Monitoring Bureau of Quality and Technology(GB/T11766-1999).

The two major ore veins 305-I and 314-I are simple in form and gold is evenly distributed in the ore zones. The width of the zone is stable.

For resource estimation of resource category 333** in the major ore veins, intersection in surface exploration works* is inferred to 50m outwards along strike and that in deep exploration works* is inferred to 100m along strike and 80m along dip direction.

Major considerations include:

1)

Delineation of blocks is basically according to the 400m space of the exploration lines.

2)

Occurrence of ore vein is similar in one block.

3)

Ore vein is continuous without significant displacement of faults in one block.

4)

The category of resource is the same in one block.

* Term exploration works: any drilling intercepts, trench sample, underground sampling.

**Term Category 333: Chinese Government resource ranking description. Lowest resource category in the Chinese system.

The intercepts used to estimate the grade and volume of  zone 305 and 314 are listed below.

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width ( m)	Grade g/t
BT513	2.98	3.9	5.94
BT515	8.21	10.73	8.21
BT549	5.58	7.07	3.74
CM352	1.05	1.49	3.17
CM352	4.221	5.97	4.21
PD311	4.6	6	2.98
TC313	3.17	5.04	4.33
TC351	1.17	1.45	1.78
TC371	1.32	1.42	3.14
TC507	3.6	5.1	4.76
TC509	9.44	11.61	4.23
TC555	7.63	10.22	4.67
TC559	11.98	13.07	5.75
ZK001	2.53	2.82	6.82
ZK001	1.26	1.41	1.32
ZK0115	0.71	0.82	8.3
ZK035	3.76	4.68	14.35
ZK041	1.1	1.23	1.08
ZK043	1.04	1.15	6.26

ZK059	0.82	1.01	1.24
ZK073	18.33	21.66	9.88
ZK073	1.66	1.96	1.66
ZK093	11.26	13.79	8.41
ZK111	2.08	2.43	4.06
ZK133	4.5	4.94	2.96
ZK133	0.86	0.94	0.86
ZK139	1.46	1.6	3.38
ZK170	6.03	6.44	4.72
ZK211	9.82	11.48	5.02
ZK251	1.32	1.53	3.84
ZK291	1.56	1.98	9.94

 Intercepts used for Zone 314

INTERCEPT COMPOSITE	True Width(m)	Horizontal Width (m)	Grade g/t
BT505	7.48	8.7	3.61
BT515	8.27	10.81	6.67
CM01	4.52	4.95	5.37
CM03	19.83	22.9	6.17
CM05	14.75	18.01	8.72
CM331	21.8	22.8	6.65
PD311	4.26	4.89	3.26
TC331	3.23	3.98	4.37
TC351	1.22	1.5	2.06
TC503	13.6	15.9	7.04
TC559	4.72	8.96	3.35
ZK003	2.95	3.26	2.74
ZK0115	0.87	1.09	2.14
ZK035	7.75	10.62	3.1
ZK043	2.26	2.52	3.34
ZK059	2.33	3.05	4.78
ZK073	1.72	2.1	2.15
ZK091	6.14	8.42	3.64
ZK093	1.93	2.64	4.45
ZK139	0.98	1.26	4.2
ZK170	5.15	5.49	3.77
ZK211	7.45	8.72	4.6
ZK251	0.81	0.95	4.02
ZK291	2.1	2.57	2.17

The Chinese resource was calculated to the edge of the property line so there is no room on the property for strike extension and there is limited down dip extension (estimated about 250 metres available for down dip) of the resource at this time due to property boundary.

Mining, Exploration and Development Operations

Minco will participate in the detailed exploration and development of the Anba gold deposit through its interest in the Yangshan Gold Mining Co., Ltd.

For 2004

An early work program has been recommended including:

  verifying all raw data including re-sampling core for data consistency;

  twin several holes and sample using a diamond saw and compare to the original drill sampling;

  obtain mineral exploration rights to the ground immediately adjacent to the current property boundary;

  set up and operate an exploration program to Canadian standards;

  commission a new resource estimate with new data;

  negotiate for other properties along trend;

  continue with environmental, metallurgical studies and research; and

  initiate work towards a scoping study.

Yangshan Gold Belt – West Extension – Guanniuwan, Hongyangou and Guojiagou Properties

Property Description and Location

The three areas, Hongyangou, Guanniuwan  and Guojiagou, are all located in the Yangshan Gold Field, in the south Gansu Province of China, which is in the central part of the well known west Qinling Gold.

The project consists of three widely separate exploration licenses issued to the NO.2 GEO-EXPLORATION INSTITUTE OF THE GANSU PROVINCIAL BUREAU OF GEOLOGICAL EXPLORATION (GBGE) by the Provincial Bureau of Land and Resources:

1.

Guanniuwan (GNW): License Number 6200000330184, Area: 9.14km2

2.

Hongyangou (HYG): License Number 6200000310260, Area: 26.58km2.

3.

Guojiagou (GJG): License Number 6200000320186, Area: 17.16km2.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Within the Qinling Mountains, three licences are located in rugged, deeply dissected, precipitous terrain.  Elevations range from about 1100 metres upwards to over 2500 metres.  Even so the area contains a large population subsisting on agriculture, with intensely productive land in the valley bottoms and less valuable land worked in terraces up to the highest elevations.  Land for major mining infrastructure would therefore be had at a premium.  Wheat production takes up the largest areas, but all manner of cool-climate cereals, oil-seeds, vegetables, fruits, and spices are sown and various animals are husbanded.  Small villages are scattered throughout and are found in the most unlikely places.  Most villages have electricity and some people have satellite television. Cellular telephone coverage is complete except in the most remote valleys.

Temperatures range from –130 C to 00 C in January to  160 C to 280 C in July with about 300 to 350 mm of precipitation annually.

Access to the GNW licence is easy along a paved road along the Baishui, or "White Water" River about 20 km westerly up the river from the County Seat at Wenxian. Access to the edge of the HYG licence is along the same road about another 20 km upstream. Within the GNW concession access is by two dirt roads up from the river valley into the area where mining is being undertaken.  There is no wheeled access whatsoever to any part of the HYG licence which is precipitous and difficult.  Helicopter transport is not an option.

The GJG licence is in a remote, mountainous part of  Gansu Province.  Access is by poor road south about three hours from the County Seat at Lixian and then by a decreasingly passable, precipitous road another three hours south and west over a mountain range.  Normal wheeled access would be impossible in the rain, or snow and the exploration season is from about April through October.

Hydro-electric power is generated between the GNW and HYG licence areas.  Only small-capacity lines are available near to GJG.

History

The east Qinling area has been an historically important gold mining area in China with records of production dating back 3500 years.  The metallogenic belt also contains historically important lead and zinc mines and is a source of antimony.

GBGE has been active in the area since 1967 when a 1:200,000 scale geological mapping program was instituted.  From 1984 to 1986 a regional stream sediment survey was completed and this was followed up by more detailed geochemistry, mapping and trenching over many areas until 1989 when detailed work on specific projects was instituted.

Guanniuwan (GNW)

In 1995, a strong Au, As, Sb, and Hg anomaly was explored by detailed work including soil geochemistry, mapping, and trenching.  Two zones, a "North Zone" and a "South Zone" were identified.  This was followed up in 1996 by the driving of an adit on the North Zone and the mining and processing of 20,000 Tonnes of  material by a cyanide heap-leach.  This test recovered 800 grams of gold for a recovered grade of 0.04 g/t Au and no further work was done.  It is the opinion of the Chinese geologists at GBGE that the test was a failure because the mineralization tested was poorly oxidized.

In the intervening years several hundred "illegal" miners in over one hundred small groups have entered the licence, have extensively mined  the "South Zone", and have discovered and are mining an extension of the mineralization in a zone about two km to the west.  Various other smaller mining locations can be seen scattered about the licence area.  The miners are using cyanide leaching to process the oxidized ores being recovered from numerous adits and pits.  Technical details of this work do not exist, but it is likely that some 100’s  of thousands of tonnes of material have been moved and processed using hand carts and small tractors.

Hongyangou (HYG)

The exploration history at HYG ended with the delineation of a stream sediment anomaly in 1986.  There are reports that two families are mining in two separate remote areas of the licence, however this has not been verified by the author.

Guojiagou (GJG)

The GBGE completed a small amount of trenching on a stream sediment anomaly discovered in the 1980’s, however it has been ten years since this work was done.  In the meantime about ten groups of small miners have been processing tiny amounts of oxidized material from the geochemically anomalous area.  The amount of material moved by these groups is insignificant, amounting to much less than one tonne per day in total.

Geological Setting

Regional Geology

The Qinling Mountains form the boundary between the North China and Tarim Cratons on the north and the Yangtze Craton and Tibetan Plateau on the south.  The mountains consist of an east-west trending Upper Paleozoic-Mesozoic fold and thin-skinned thrust system formed by north-south compression.  In the Yangshan region the thrust faults take the form of an unexplained arcuate system, possibly a later fold event, with a northeast-southwest axis.  Devonian sedimentary formations consist of fine grained clastic sediments, calcareous sandstones, shales and various types of limestone.  Younger Triassic assemblages consisting of sandstone, slate and limestones have been inserted into the Devonian section by complex, north verging thrust faulting.  Younger Mesozoic calc-alkaline intrusions are common in an east-west trending belt generally in the northern part of the region.  Precambrian intermediate to basic volcanics form the core of an anticlinorium which is exposed in the southern part of the area of interest.

Local Geology

The local geology within the three licence areas is described in the three sections below.

Guanniuwan (GNW)

In the vicinity of the GNW licence, north dipping reverse faults related to mineralization separate a Lower Devonian sequence of sandstone, slate and limestone from Middle Triassic sandstone, slate and limestone.  In detail, however the situation is more complex with all units  being overturned.  The younger Triassic units are therefore thrust over the older Devonian sequence and these units and the reverse faults are cut by later north-south striking faults.  Equivocal observations by the author suggest that there may be a component of dextral faulting in the shears noted in the North Zone trenching area.  The limestone units in the area have been weakly marbleized and the thin-bedded units have suffered complex deformation especially marked near to the fault zones.  The author observed deformed black slates containing abundant graphite and thin bedded fine grained clastic units converted to sericitic phyllite.  The observation of unmapped crenulation cleavages in phyllites suggest that the structural history of the area is more complex than the mapping suggests.  East-west trending feldspar porphyry, diorite porphyry, and granitic dykes are spatially related to faulting (and to mineralization).  The West Zone is in an area of alluvium and was found by local prospectors after the geological team ceased work in the area in 1995.

Hongyangou (HYG)

The HYG area, about 20 km north from GNW is mapped as being in the same Middle Triassic sequences as the HYG.  Otherwise nothing is known about the licence.

Guojiagou (GJG)

At GJG similar Triassic limestone and fine clastic sediments have been altered to marble, hornfels and minor skarn by an elongate granodiorite intrusion.  The intrusion has bowed the flanking sediments into an antiform over a three km distance and produced a series of north-south trending faults.  Skarn observed in the area of most interest is in the form of a weak fine grained greenish rusty endoskarn, while the hornfels is fine grained tremolite hornfels with patchy fine grained biotite.

Exploration

The issuer has conducted no exploration on any of the licences being described.  All of the work described here was done by government agencies from 1967 to 1996.  The Chinese agencies explore systematically at ever increasing scales from 1:200,000 geochemical surveys to 1:2,000 scale mapping to 1:500 trench sampling.  Finally, what are considered to be the best areas are test mined.

GEOCHEMISTRY

Regional geochemistry in the years 1982 to 1984 resulted eventually in the discovery of various deposits in the Yangshan area (Anba, for example).

The geochemical signature at GJG is somewhat different, with complimentary anomalies in Pb and Ag.

TRENCHING at GNW

In all cases the trenches that were excavated almost ten years ago have been either destroyed by the work of "illegal" miners or have caved in and become completely grown over.  The six trenches cut at the North Zone and 17 that were excavated at the South Zone and the mapped geology are shown on figure 7.  Some of the trenches on the map did not reach bedrock.  Table 1, below, is a summary of the historical trenching results by GBGE over 1.0 g/t Au.

ZONE	TRENCH NO.	LENGTH	AU G/T
South Zone	TC301	6.97	2.63
South Zone	TC301	2.05	1.08
South Zone	TC8	2.07	2.72
South Zone	II	4.96	2.22
South Zone	III	1.45	3.19
South Zone	TC16	3.22	9.62
South Zone	TC16	1.56	1.63
South Zone	TC22	8.90	1.00
South Zone	TC40	2.5	1.06
South Zone	TC9202	2.22	4.17
South Zone	TC8402	10.20	1.69
South Zone	TC8402	5.55	1.67
South Zone	TC7602	14.48	1.73
South Zone	B	7.02	3.62
South Zone	TC10002	4.95	2.84
South Zone	B	3.3	1.84
South Zone	TC11602	3.71	1.86
North Zone	TC201	1.95	1.52
North Zone	TC001	6.58	1.18
North Zone	TC001	8.46	3.20
North Zone	TC001	15.04	2.20
North Zone	TC701	9.2	2.14
North Zone	TC1501	6.70	1.39

Table 1.  Trench Results GNW

The table above shows a fairly consistent zone in North Zone trenches TC001, TC701, and TC1501 which covers a strike length of approximately 150 metres.

BULK TEST

In 1996 a mining test of the North Zone by GBGE was carried out by driving an adit underneath the trenches outlined above.  The Chinese state that 20,000 T of material were extracted from the adit, placed on a leach pad, and cyanide leached.  Only 800 grams of gold were recovered and the operation was considered to be a failure.  Details of this operation were not available at the time of the author’s visit, and the adit entrance was found to be covered with debris from "illegal" mining activities.  The author is therefore not capable of offering a definitive answer as to why the operation was a failure.  It is most likely that the adit was driven in the sulfide zone and therefore a heap leach test would not work, or possibly the correct ore zone was not encountered because of some geological complication.

While there is some uncertainty in the exploration work which is brought about by the failure of the mining test to recover a significant amount of gold, the continuing activity by "illegal" miners unequivocally shows that gold in economically interesting amounts occurs in areas where the geochemical and trenching data indicate it to be.

Drilling

No exploration drilling has been undertaken on any of the subject licences.

Sampling and Analysis

The Chinese exploration groups approach exploration and sampling in a systematic fashion utilizing geochemistry and then trenching and test mining.  The trench sampling is done methodically, where possible on lines 100m apart or less, and is presented concisely on maps of the correct scale.  The sample lengths, normally a metre, are controlled by the geology in the trenches and the individual samples would normally be in excess of two kg in weight.  Since the trenches have subsequently been destroyed either by mining or by the elements, the true widths and various geological details of the trench sampling can not be confirmed. There is no reason to suspect that the Chinese sampling is anything except representative and unbiased.

The details of sample preparation, analyses and security employed by the GBGE in the years up to 1996, when work on the subject licences was halted, are not known to the author.  Normally the GBGE utilizes its own assay laboratory in Langzhou for the processing of exploration samples.  No details of the internal controls and processes used by the laboratory are known to the author, however, assay laboratories in China are controlled by government agencies.

Mineral Resource and Mineral Reserve Estimates

No mineral resource or mineral reserve estimates have been published for the subject licences.

Mining, Exploration and Development Operations

The clearest verification of the gold values reported by the GBGE lies in the exploitation of the anomalous areas by "illegal" miners.  The author also believes that the data has been generated with proper procedures and has been accurately transcribed and is being used suitably because field examinations show that the maps are accurate.  In addition, the author took seven check samples from the ground, however at the time of writing the assay results had not yet been received.  These will be made known at a later date as soon as they become available.

As far as is known no metallurgical testing has been done on material from the subject properties.  Mineral processing by "illegal" miners is being done, on at least two of the licences (GNW and GJG), however the technical details of the various operations are not known.

Hongyangou (HYG)

Little is known about the HYG licence except that the GBGE has determined that a portion of the licence is geochemically anomalous and it occupies the same geological formations that host gold mineralization elsewhere in the district.   Unverified local comments state that there are two families producing gold at two widely separated areas in the mountains of the licence.  It is concluded that a basic geological mapping and geochemical sampling campaign is warranted as a preliminary evaluation of the licence.

Guojiagou (GJG)

Limestone and calcareous clastic sediments have been affected by an elongate, east-west trending granodiorite to quartz diorite intrusive body.  The intrusion has bowed the sedimentary package upward into an antiform and has produced extensive marble and hornfels as thermal metamorphic products.  A large gold-silver-lead-zinc stream sediment anomaly overlies the area of the intrusive contact zone and very small scale gold mining is taking place at various scattered locations within the same zone.  Geological mapping and sampling at a scale much more detailed than that which was completed by the GBGE in 1995 is warranted to evaluate the licence.

Guanniuwan (GNW)

Some hundreds of "illegal" hand-miners producing gold from the superficial oxide zone at GNW demonstrates that gold is present in economically interesting amounts.  It is considered probable that targets worthy of drilling follow-up are present in the vicinity of the active mines. The situation presents a rare opportunity to examine, map and sample underground while the workings are still accessible.  Of the two active areas separated by a distance of about two km the westerly one is a relatively new discovery in alluvial-covered terrain and warrants immediate examination.  The oxidized quartzite, limestone and fault gouge material being excavated from adits in this "West Zone" is similar in character to the rocks seen in the North Zone, and the two zones could be part of the same fault-related system.  As far as can be determined, since there has been no survey of the property boundary, the active mining probably extends off of the licence to the west.

The active mine workings at the South Zone, which has been in exploited  by "illegal" miners for several years, also need to be examined, mapped and sampled.  The nearby North Zone, where a 20,000 T mining test was completed in 1996 also requires re-evaluation to determine why the mining test failed to produce a significant amount of gold when the surface trench assays suggested that gold bearing rock should have been placed on the cyanide leach pad.  The 1996 mining project executed by GBGE failed to provide a reliable test of the in situ gold grade either because the adit was driven below the level of oxidation, or the adit did not intersect the same gold-bearing structures that were indicated by trenching.

Geologically the gold is related to reverse faults which cut complex Triassic and Devonian limestone and clastic sedimentary formations.  Narrow feldspar porphyritic or granitic dykes have intruded along similar structures and appear to be one of the important markers for the presence of gold in the general area.  Noted alteration consists of silicification and some clays.  Pyrite is oxidized to limonites in the superficial environment and it is this oxidation which allows the "illegal" miners to produce gold utilizing crude cyanide ponds and zinc strips.

In 2004

The Company plans to undertake a program of geological mapping and geochemical sampling of the subject properties as proposed by the independent consultant in the NI 43-101 report filed on SEDAR May 4, 2004.  It is proposed to follow this up with diamond drilling of selected targets identified during the 2004 summer field season.

ITEM 5.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected financial information for the fiscal years ended December 31, 2003, 2002 and 2001 are derived from the financial statements of the Company that is reported in Canadian dollars and should be read in conjunction with the financial statements and the notes thereto attached to this Annual Information Form.  The Company's financial statements for the fiscal year ended December 31, 2001 were prepared in accordance with Canadian Generally Accepted Accounting principles ("GAAP").  There were significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, recognition of compensation expense upon release of escrow shares and issuance of stock options and the recording of marketable securities for the fiscal year ended December 31, 2001.

Selected Financial Data

Canadian GAAP	At December 31
	2003	2002	2001

Operations
Interest and Sundry Income	$38,044	$27,160	$77,023
Exploration Expenses	308,858	494,813	168,835
Mineral Interests written off	-	-	-
Operating Loss	(1,769,195)	(1,288,209)	(715,412)

Loss for Period	(1,769,195)	(1,288,209)	(715,412)
Income (Loss) from
Continuing Operations per Common Share	(0.08)	(0.07)	($0.04)
Common Shares used in Calculations	20,875,129	17,682,041	16,380,123
Consolidated Balance Sheet Data
Total Assets	$6,982,050	$286,701	$988,926
Mineral Interests	100	100	100
Total Liabilities	357,670	431,444	401,608
Share Capital	$19,201,871	$10,836,933	$10,286,933

United States GAAP	At December 31
	2003	2002	2001
Operations
Interest and Sundry Income	$38,044	$25,724	$77,023
Exploration Expenses	308,858	494,813	168,835
Loss for Period	(1,769,195)	(1,288,209)	(915,264)
Income (Loss) from
Continuing Operations per Common Share	($0.08)	($0.07)	($0.07)
Common Shares used in Calcula tions	20,875,129	17,682,041	13,388,801
Consolidated Balance Sheet Data
Total Assets	$6,982,050	$286,701	$992,036
Interests	100	100	-
Total Liabilities	357,670	431,444	401,608
Share Capital	$19,201,871	$10,836,933	$14,610,766

Dividends

There are no restrictions in the Company's articles or elsewhere which could prevent the Company from paying dividends, however, the Company has not paid any dividends on its Common Shares since incorporation and it is not contemplating that any dividends will be paid in the immediate future.

All of the Common Shares of the Company are entitled to an equal share in the dividends declared and paid by the Company.

The directors of the Company will determine when, if any, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Company's financial position at that time.

ITEM 6.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis of the operating results and the financial position of Minco Mining & Metals Corporation is for the three years ended December 31, 2003, 2002, and 2001, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto.  During the year 2002, the Company changed its accounting policy to expense exploration costs when incurred until such time that reserves are proven on a property.  This policy change is not an indication that the Company has abandoned the property or that the property has no value.

Description of Business

The Company is in the exploration stage and had no operating revenue during 2003, 2002 and 2001.  Since the signing of its first co-operation agreement in China in 1995, Minco has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China.  The Company formed a strategic alliance with Teck Corporation and Cominco Ltd. (now called Teck Cominco Limited) for mineral exploration and development in China.  To date, the Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated about 300 Chinese mineral properties.  The Company has rights to earn interests in three Sino-foreign co-operative joint ventures that have been established within the Chinese mining industry.

Description of Operations and Financial Conditions

Year ended December 31, 2003, compared to year ended December 31, 2002 and December 31, 2001

During 2003, the Company’s activities focused on a Phase-II drilling program for the Gobi Gold project and the acquisition of an advanced gold project.  In 2002, the Company’s activities focused on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain polymetallic project in Gansu Province, China.

For the year 2003, gross exploration costs totaled $352,394, of which $216,806 was spent on the Gobi Gold project and $36,994 was spent on White Silver Mountain compared to the year 2002 where gross exploration costs totaled $494,813, of which $451,434 was spent on the Gobi Gold project and $43,379 spent on White Silver Mountain compared to the year 2001 where gross exploration costs totaled $330,850 of which $258,288 was spent on the Gobi Gold project and $72,562 spent on White Silver Mountain.  During the fourth quarter of 2001, the Company received an expense recovery of $162,015 from Teck Cominco Limited for equipment rental associated with the White Silver Mountain underground drilling completed to June 2001.  There was no expense recovery from Teck Cominco Limited for equipment rental associated with the White Silver Mountain project in 2002.

During the year ended December 31, 2003, the Company made efforts to cut costs for administration and office overhead.  Therefore, management fees, office and miscellaneous, rent, salaries and benefits were significantly reduced.  Salaries and benefits decreased to $138,582 compared to $178,348 in 2002 ($56,038 in 2001), due to the downsizing in June and July 2003.  Rent cost decreased to $85,698 from $115,107 for 2002 ($79,055 in 2001) as a result of partial office space subleasing.  Management fees were reduced from $75,773 to $13,499, due to the majority of the Management’ time was allocated to exploration and new project investigation, rather than general administration.

Total administrative expenses were $1,498,381 for 2003 compared to $802,556 for 2002 (the increase of $677,825, other than project investigation and promotion, was mainly due to the recognition of $242,581 stock based compensation expense) and $623,600 for 2001.  During fiscal year 2003, the Company undertook major efforts to enhance corporate visibility in security markets, and to broader investors base both in USA and abroad.   During fiscal year 2001, expenses decreased in almost all administrative categories including advertising by $9,078, consulting fees by $64,141, promotion and government relations by $24,438.  These decreases were offset, in part, by the increase in legal fees by $44,248 related to the Company's Annual Report and registering its common shares with the SEC.

During 2003, management fees and salaries paid to its directors totaled $18,239.  In addition, in 2003, the Company incurred exploration expenses of $68,992 and property investigation expenses of $25,423 to its directors or corporations controlled by them.  During 2002, management fees and salaries paid to its directors

totaled $75,773.  During 2001, management fees and salaries paid to its directors totaled $77,757.   In addition, the Company incurred exploration expenses of $68,992 for 2003 compared to $71,973 to its directors or corporations controlled by them in 2002, compared to paid expenses of $72,648 for the same period of year 2001.

United States GAAP Reconciliation

Starting in 2002, the Company adapted all United States GAAP recommendations in accounts treatment and reconciliation procedures, as the Canadian GAAP were being called to fully reconcile with United States GAAP for financial reporting purpose.  For the year ended December 31, 2001, the Company had a loss of $(915,264) or ($0.07) per share calculated under U.S. GAAP compared to a net loss of $(715,412) or ($0.04) per share calculated under Canadian GAAP.  The difference in calculation of loss is primarily attributed to the release of escrow shares which is recorded as compensation of $199,852 under U.S. GAAP.

Net loss from operations for 2003 was $(1,769,195) or ($0.08) per share under Canadian GAAP and under US GAAP.  Net loss from operations for 2002 was $(1,288,209) or ($0.07) per share under Canadian GAAP and under US GAAP.   Net loss from operations for 2001 was $(715,412) or ($0.04) per share under Canadian GAAP and (915,264) or ($0.07) per share under US GAAP.

Corporate Governance Practices and Audit Committee Disclosure

1.

Stewardship of the Company

The Board of Directors, through a resolution dated March, 1998, accepted the responsibility for the stewardship of the Company, specifically for overseeing the operation of the Company and supervising management.    The Board has expressed to management, and has been repeated several times in the Company’s Annual Report, the goal of the Company is to create shareholder value through mine development of one or more of its projects.

The Board acts in accordance of the Canadian Business Corporations Act, the Company’s Articles of Incorporation and By-laws, as well as the policies of the Toronto Stock Exchange and securities rules in both of the Provinces of British Columbia and Ontario.

Every Board member is part of the decision-making process that materially affects the Company and its subsidiaries before they are implemented.

1A.

Adoption of Strategic Planning Process

The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

1B.

Principal Risks

The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company’s strategies to manage these risks.

1C.

Succession Planning

The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.  The training and development of personnel is generally left to management.  The Board appoints the President, Chief Executive Officer and Chairman, as well as the Audit Committee members and officers each year at its first meeting of Directors immediately following the Annual General Meeting.

1D.

Communications Policy

The Board assesses from time to time how effectively the Company communicates with shareholders, but does not have a formal communication policy.  The Company meets or exceeds all requirements to disseminate material information in a timely manner based on the Toronto Stock Exchange policies.  The Company keeps an electronic database for disseminating information, has provided interested parties with a toll free number, meets with brokers and portfolio managers and attends investment conferences all across Canada and the U.S.  The Company has a website with detailed information on its projects and offers parties an electronic means of communicating with the Company.   The Company also produces and updates a powerpoint presentation which details its projects in China for the benefit of possible future joint venture partners, analysts and corporate finance partners.

1E.

Integrity of Internal Control

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company’s internal control and management information systems.  This process is usually undertaken at least once a year, during preparation of the year end financial audit.

2.

Board Independence

The Board shall consist of five directors.  Of the five management nominees for the Board, Hans Wick, Robert M. Callander and Robert Gayton are "outside"  and "unrelated" directors.  The other two nominees, Ken Cai and William Meyer, by nature of their management positions, are "inside" and "related".  The entrepreneurial nature of the Company, and the current stage of the Company’s development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendent increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board’s composition at this time.  The Board considers the private company, Pacific Canada Resources Inc., a significant shareholder as it has a common director, Dr. Ken Cai, and as of December 31, 2003 holds over 19% of the common shares of the Company.

3.

Individual Unrelated Directors

The Board currently consists of two related and inside directors, Mr. William Meyer and Dr. Ken Cai and three unrelated and outside directors, Robert M. Callander, Hans Wick and Bob Gayton.  Mr. Meyer is also considered a Management Director under Toronto Stock Exchange Corporate Governance guidelines.

Dr. Cai’s main business focus (more than 50% of time) is on the development and expansion of Minco Mining & Metals Corporation.  He is also Chairman of Tranzcom Security Networks Inc., a Vancouver-TSX listed company and a Director of Dragon Pharmaceuticals Inc., an OTC BB and TSX listed company.  Dr. Cai is also a director of Pacific Canada Resources Inc., ("PCR") a private company which as of December 31, 2003, held 19.63% of Minco’s issued and outstanding common shares.     No other family member holds shares in PCR.

Mr. William Meyer is Chairman of the Board of the Company, and is also a qualified person under the NI 43-101 requirements for the Company.  He is not a significant shareholder, nor is any family member.  Mr. Meyer is a director of Silver Standard Resources Inc., New Cantech Ventures Inc., Transamerica Industries Ltd., Lysander Minerals Corporation and GGL Diamond Corp.

Robert Callander is a director of the Company and member of the Audit Committee.  He is also a founding member of PCR.  He is also Vice President of Caldwell Securities Ltd., an investment management and brokerage firm located in Toronto, Ontario, Canada.

Robert Gayton is a director of the Company and Chairman of the Audit Committee.  He is a director of Bema Gold Corporation and Chairman of their Audit Committee, a director of Intrinsyc Software Inc. and Chairman of their Audit Committee, a director of Doublestar Resources Ltd. and Chairman of their audit committee, a director of Canadian Zinc Corporation and Chairman of their audit committee, a director of Quaterra Resources Inc. and V.P. Finance and a director of XML Global Technologies Inc., an OTC BB company, and Chairman of their Audit Committee.  Dr. Gayton’s main business focus is consulting to public companies on accounting matters.

Hans Wick is a director of the Company and member of the Audit Committee.  His main business focus is acting as an independent portfolio manager.

4.

Nominating Committee

The Board has not constituted a nominating committee to propose new Board nominees and for assessing directors’ performance as the Company is too small to justify a formal process in this regard.  However, the Board as a whole from time to time discusses potential candidates for the Board, particularly during the preparation of the Annual General Meeting Information Circular.

5.

Assessing the Board’s Effectiveness

For the reasons cited in 4 above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors.

6.

Orientation and Education of Directors

The Company does not have a formal process of orientation and education for new members of the Board as some senior Board members currently have considerable experience as members of the boards of other public companies.  However, senior management presents updated power point presentations on material changes of the Company’s business to all members of the Board.

7.

Effective Board Size

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company’s business.  The Board as presently constituted includes considerable experience in the mining industry and generally in the resource sector as well as financial experience.

8.

Compensation of Directors

Board members are presently compensated in the manner described in the Company’s Annual General Meeting Information Circulars under the heading "Executive Compensation" and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to Boards of similar companies.

Committees and Outside Directors

The Board only has one committee:  The Audit Committee.  Audit Committee members are Robert Gayton, Hans Wick and Robert M. Callander.  Dr. Gayton replaced William Meyer in September 2003.  The Audit Committee members are all outside and unrelated directors.  Robert Gayton is the Chair of this committee.  The Audit Committee met once in 2003 on a formal basis and informally after each quarter to review the interim financials of the Company.  All Audit Committee members were in attendance at each meeting.

The committee reviews the Company’s annual consolidated financial statements and interim financial statements before the board approves them.

10.

Approach to Corporate Governance

The Board of Directors has expressly assumed the responsibility for developing the Company’s approach to governance issues and in responding to governance guidelines.

11.

Position Descriptions

The Company has not formally developed position descriptions for the Board and the Chief Executive Officer. However, the Board is satisfied that senior management is fully aware of their responsibilities and those matters which are within their mandate.

12.

Board Independence

The Board has functioned, and is of the view that it can continue to function, independently of management as required.  The Chairman of the Board, William Meyer, is a member of management, but is not the Chief Executive Officer.  Board agendas are generally established following consultation between the Chairman of the Board and the Chief Executive Officer.  The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company’s operations be present during important Board discussions.  Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board’s overall relationship with management.

13.

Audit Committee

The Board appoints the President, Chief Executive Officer and Chairman, as well as the Audit Committee members and officers each year at its first meeting of Directors immediately following the Annual General Meeting.

The committee reviews the Company’s annual consolidated financial statements and interim financial statements before the board approves them.  The Audit Committee meets each quarter to review the interim financials of the Company.

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company’s internal control and management information systems.  This process is usually undertaken at least once a year, during preparation of the year end financial audit.

The Audit Committee is composed of three outside and unrelated directors, Robert Gayton, Robert Callander and Hans Wick.  Dr. Gayton, Chairman of the Audit Committee has been consulting on accounting and finance issues for the last 30 years, first as an audit partner with Peat, Marwick Mitchell (now KPMG), Chartered Accountants. Mr. Callander has over thirty years experience as an investment industry executive.  Mr. Wick is a former President of Affida Bank, a subsidiary of Credit Swiss, and has in-depth knowledge of international finance.  The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control.  The Audit Committee has direct communication channels with the external auditors and is responsible for recommending to the Board of Directors who the auditor should be and setting the auditor’s remuneration.  The external auditors report directly to the Company’s Audit Committee. Due to its size, the Company has no formal internal audit process.

During the past two fiscal years, the Company has paid its auditors, Ellis Foster, the following fees:

Dec. 31, 2003

Dec. 31, 2002

Audit-Related Fees

   17,000

    14,400

Audit Related  and Tax Fees

      6,705

All Other Fees

      2,200

14.

Outside Advisers

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company.  If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

Exchange Rates

The Company maintains its accounting records in functional currency Canadian dollar.  The Company translates foreign currency transactions into functional currency in the following manner:  At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date.  At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operation and Deficit.

The Company pays for its expenses related to its Chinese joint ventures in Canadian dollars which are then converted into Chinese dollars or Renminbi.  Based on prior years’ experience, Minco does not believe that foreign currency fluctuations have had a material impact on its financial condition.  However, no assurance can be given that material foreign currency fluctuations will not occur in the future.  The Company does not engage in foreign currency hedging transactions.

Inflation

Based on prior history for at least the two fiscal years, the Company does not believe that inflation will have a material adverse effect on its financial condition.  However, no assurance can be given that Minco will not experience a substantial increase in inflation.

Liquidity and Solvency

Currently, none of the Company’s projects are producing revenues.  To provide working capital for its operations and project development, the Company plans to raise additional funds within twelve months.  Traditionally, the Company has raised capital through the issuance of common shares.  It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange.  No assurance, however, can be given that the Company’s future capital requirements can be obtained.  The Company’s access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies.

At December 31, 2003, the Company had working capital of $6,558,219.  763,000 options were exercised during 2003 and 50,000 warrants.

At December 31, 2002, the Company had working capital of ($227,515).  No options or warrants were exercised during 2002.

At December 31, 2001, the Company had working capital of $489,123.  No options or warrants were exercised during 2001.

The Company anticipates that it will pay for its administrative and exploration costs for 2004 from its current working capital and from the completion of the private placement announced on November 14, 2003 and November 19, 2003.  The Company plans to raise additional funds later in the year to assist with further development of its exploration projects and anticipated working capital expenditures during the next two to three years.

The particulars of all capital raising transactions since 1998 are detailed below.  Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with Minco's mineral projects located in China, for working capital and for acquisition of additional projects.

1.

On July 10, 1998, Minco completed a private placement of 375,000 common shares to Teck Corporation at a price of $2.00 per share.  Proceeds of this placement were expended entirely on the White Silver Mountain project.  The placement also included warrants to purchase 125,000 common shares at a price of $2.00 per share for one year and a further 125,000 common shares at a price of $3.45 per share for two years.

2.

Financing in 1999 included the exercise by Teck of 125,000 warrants to purchase shares at $1.60 as part of its exercise of its option to become a joint venture partner and operator of the White Silver Mountain project.  Teck had the right but not the obligation to acquire an additional 125,000 shares at $3.45 until July 9, 2000, and did not acquire the additional common shares.  Additionally, the Company undertook private placements of 250,000 common shares at $0.85 per share and 150,000 common shares at $1.00 per share.

3.

During fiscal year 2000, Arbora Portfolio Management exercised warrants to acquire 110,000 common shares at $1.01 per share representing gross proceeds of $111,100.

4.

On March 21, 2002, the Company announced a private placement financing of C$550,000 of which proceeds would be used for general working capital purposes.  This financing received regulatory approvals and was completed on May 31, 2002.  The private placement consisted of 2,200,000 shares, at a price of C$0.25 per common share, the shares issued are subject to a hold period of one year from the date of the closing of the private placement.  The Company had sufficient working capital for its operations and to complete its exploration programs during 2002.

Financings and Subsequent Events

On January 6, 2003, the Company announced that it proposed to complete another financing of up to C$550,000 by way of a 10% Redeemable Convertible Debenture due January 31, 2008.  The Debenture would be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion price of C$0.40 per share.  The Debenture allows the Company the option to pay interest on the Debenture in the form of cash or common shares.  The maximim number of common shares issuable under the offering would be an aggregate of 1,250,000 after conversation, not including interest payments.  On February 27, 2003, the Company announced an oversubscription to the Convertible Debenture by approximately 12% with all other terms of the Private Placement remaining unaltered.  Proceeds of this financing are to be used for advancing exploration on the Company's Gobi Gold project, the newly acquired BYC gold project and general working capital.  The financing closed on March 6, 2003 for a total of C$580,600.   In November, 2003, pursuant to Section 3(b) of the Debenture, the Company notified the Debenture holders it was shortening the conversion period.  The principal and interest amounts owing were converted into an aggregate of 1,461,750 common shares and paid out to all Debenture Holders in January, 2004.

On June 9, 2003 the Company announced its plan to complete a non-brokered private placement of up to Cdn$1,500,000. at a price of Cdn$0.35 per unit.  Each unit consisted of one common share and one half non-transferable share purchase warrant.  Each whole warrant entitles the warrant holder to purchase one common share of the Company for a period of two years.  Each whole warrant is exercisable into one common share of the Company in the first year at Cdn$0.40 and Cdn$0.60 per common share in the second year.  The maximum number of shares issued under this private placement was 4,472,056 common shares, including finders fees.  On July 29, 2003, the Company closed this private placement.

On November 14, 2003 the Company announced its plan to complete a bought deal financing for 2,500,000 Units at a price of $2.00 with a provision for an additional 500,000 Units.  Each Unit will comprise one Common Share of the Company plus one-half of one common share purchase warrant.  Each whole Warrant is exercisable by the holder at any time for a period of twenty four months to acquire one Common Share at a price of $2.50.  On November 19, 2003, the Company announced this private placement would be increased to 1,248,848 Units with all other terms remaining unchanged.  On December 10, 2003, the Company closed this private placement of Cdn$6,373,041.60 at $1.70 per Unit.  Each whole Warrant would be exercisable by the holder at any time for a period of twenty four months from the date of Closing at a price of $2.15.

At April 30, 2004, the Company had working capital of $6.2 million.

ITEM 7.

MARKET FOR SECURITIES

The Common Shares of Minco Mining & Metals Corporation are publicly traded in Canada and are listed on the Toronto Stock Exchange under the symbol MMM (TSX - MMM).

The Company files reports and other information with the Canadian regulatory authorities on SEDAR and with the United States Securities and Exchange Commission on EDGAR.  Copies of these filings are located by accessing their respective websites at www.sedar.com or at www.sec.gov.

ITEM 8.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

Name & Municipality of Residence & Office Held	Period Served as a Director or Officer	Principal Occupation for Preceding Five Years	Percentage of Securities Beneficially Owned or Controlled
Dr. Ken Z. Cai Vancouver, British Columbia President & Chief Executive Officer and Director	February 1996 to present

Dragon Pharmaceuticals Inc.,

-  Director, Sept. 1998 to present;

- CFO September 1998 to March 31, 2001;

-  Chairman Sept 1998 to September 2001;

Tranzcom Security Networks Inc.

-  Director and Chairman & CEO

-  December 11, 2001 to present;

Options - 742,000 Common - 4,917,500* *These shares are owned by Pacific Canada Resources Inc., a private company which Dr. Cai owns more than 10% of.
William Meyer, P.Eng. Vancouver, British Columbia Director and Chairman	July 1999 Director November 1999 Chairman	Minco Mining & Metals Corporation - Chairman November 1999 to present Teck Corporation, Consultant 1998 - 1999 Teck Corporation - Vice President, Exploration November 1993 - April 1998	Options – 475,000 Common – 114,000
Robert Callander Toronto, Ontario Director	August 1996 to present	Caldwell Securities Ltd. Since 1992; Vice President 1995 to present	Options - 200,000 Common – 32,250

Hans Wick Zurich, Switzerland Director	March 1997 to present	Financial Advisor	Options - 200,000 Common - 90,000
Robert J. Gayton West Vancouver, B.C. Director	September 2003 to present	Consultant on accounting and finance issues	Options - 200,000 Common – 5,000
Amy Li Vancouver, British Columbia Controller	October 2003 to present	Accountant	Options – 100,000 Common – Nil
Mar Bergstrom Vancouver, B. C. Corporate Secretary	March 2003 to present	President of LGM – Lions Gate Management Ltd. since 1997	Options – 85,000 Common – Nil
Michael Legg Vancouver, B.C. Executive Vice President	March 2004 to present	Independent Mining Accountant	Options – 150,00 Common - Nil

Directors hold office until the next Annual General Meeting of the shareholders of the Company when their successor is duly elected, or until their successor is appointed if an office is vacated in accordance with the articles of the Company.

To the best of the Company’s knowledge, as at December 31, 2003, the directors’ and officers’  of the Company, as a group, held approximately 5,158,750 Common Shares, representing 18.68% of the 27,614,029 issued and outstanding Common Shares of the Company.

The Company is required to have an Audit Committee, the members of which are:  Robert J. Gayton Robert Callander, and William Meyer.  The Company does not have an Executive Committee.

Corporate Cease Trade Orders or Bankruptcies, Penalties, Sanctions or Control

To the best of the Company’s knowledge, none of the directors or officers of the Company or any shareholder holding a sufficient number of securities of the Company:

a)

Have been subject to a close trade or similar order, or an order that denies an issuer access to any exemptions under Canadian securities legislation, or

b)

Became bankrupt, made a proposal under any legislation related to bankruptcy or any arrangement or compromise with creditors or had a receiver or trustee appointed to hold assets or became subject to any penalties; and

 c)   None of the directors of the Company, or any shareholder, hold sufficient number of securities of the Company         to materially affect the control of the Company.

Conflicts of Interest

Some of the directors and officers of the Company are also directors or officers of other reporting and non-reporting issuers who are engaged in other natural resource exploration and development, pharmaceutical industry, wastewater management technology and other industry sectors.  Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

The Company is not aware of any conflicts of interest between the Company and any of its directors and officers as of the date of this Annual Information Form.

ITEM 9.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, interests of insiders in material transactions are outlined in the

 Company's Proxy Information Circular dated April 30, 2004 as filed with SEDAR on May 14, 2004.  Additional information is also provided in the Company's consolidated financial statements for the fiscal year ended December 31, 2003 filed with SEDAR on May 14, 2004.

The Company will provide to any person, or company, upon request to the Corporate Secretary of the Company, copies of the following documents:

a)  when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus.

i)

one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

ii)

one copy of the comparative audited consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statement of the Company issued subsequent to the financial statements of its most recently completed financial year;

iii)

one copy of the Proxy Information Circular of the Company in respect of its upcoming annual meeting of the shareholders that involves the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; or

b)

   at any other time, one copy of any other documents referred to in paragraphs a) (i) (ii) and (iii)  above, providing the Company may require the payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

The above documents can be obtained upon request to the Corporate Secretary of the Company as follows:

Minco Mining & Metals Corporation

Suite 1980  Guinness Tower

1055 West Hastings Street

Vancouver, BC  V6E 2E9

Telephone 604-688-8002  &  Fax (604) 688-8030

Email:  mar@mincomining.ca

Major Shareholders and Related Party Transactions

A.

Major shareholders

As of April 30, 2004, Minco believes that approximately 2,300,907 of the issued and outstanding common shares were held by 24 shareholders with addresses in the United States.

As far as known to Minco, and except as disclosed herein, Minco is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director, and a former director of Minco, as at April 30, 2004, owned approximately 18.13% of the issued and outstanding shares of Minco’s common shares.

The following table sets forth, as of April 30, 2004, information with respect to (i) any person who is known to Minco to be the owner of more than 10% of any class of Minco’s outstanding voting securities and (ii) the total amount of any class of Minco’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common Shares	Pacific Canada Resources Inc.	5,421,031(1)	18.13%
Common Shares	Dr. Ken Cai	6,163,031 PCR + options (2)	20.61%
Common Shares	All officers and directors as a group (eight persons)(3)	5,714,722	19.11%

(1)

Dr. Ken Cai beneficially owns more than 10% of Pacific Canada Resources, Inc.  See also note (3) below.

(2)

Dr. Ken Cai, a director and officer of Minco, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company.  Also includes options to purchase 742,000 common shares.

(3)

Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc. and direct holdings of officers and directors (does not include options granted).

Performance Shares or Escrow Securities

As at April 30, 2004, there were a total of 2,991,322 common shares of Minco held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a Performance Escrow Agreement dated August 17, 1995 (the "1995 Escrow Agreement") and an Escrow Agreement dated February 19, 1996 (the "1996 Escrow Agreement").  As of April 30, 2004, the escrow shares represent approximately 10.00% of the total issued and outstanding shares of the Company.

B.

Related party transaction

As a result of the PCR acquisition, Minco entered into a consulting agreement dated June 25, 1996, with Kaisun Group Canada, Inc., now called Kaisun Investment & Development Corporation ("Kaisun Investment"), a private company controlled by Dr. Ken Cai, the Company's current President and Chief Executive Officer, under the terms of which such company receives $8,333 per month in exchange for Dr. Cai serving as President and Chief Executive Officer of the Company and providing consulting, management and supervision services in connection with the development of overall corporate strategy. In addition, Kaisun Investment receives expenses of $100 a day while Dr. Cai is in China.  The consulting agreement has a three-year term and was renewed for an additional three years effective June 25, 1999.

During the years ended December 31, 2003, 2002 and  2001, the Company paid to Ken Cai or Kaisun Investment, a total of $113,400, $106,700 and $110,900, respectively, for management services, property investigation, geological consulting.  Kaisun Investment is a company controlled by Dr. Ken Cai, a director and officer of the Company.  The above amounts paid to Kaisun Investment or Ken Cai include a management fee of $8,333 per month discussed in the preceding paragraph.

None of the directors or senior officers of the Company and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time during the year ended December 31, 2003, 2002 and 2001.

The Company believes that the consulting agreement with Kaisun Investment and Dr. Cai are on terms as favorable as could be obtained from an unaffiliated third party.  Other than the previously disclosed agreements with Teck and Cominco, Minco has not entered into any other transactions with Teck Cominco Limited.

People’s Republic of China - Background Information

The following is a general description of foreign investment in China and the history of gold mining therein.

Foreign Investment

China is in the process of developing a comprehensive system of laws for the development of a market-oriented economy.  Since 1979, a significant number of laws and regulations dealing with foreign investment and matters related to foreign investment have been promulgated.

The Constitution authorizes and encourages foreign investment and protects the "lawful rights and interests" of foreign investors in China.  The Civil Procedure Law of China (the "Civil Procedure Law"), effective April 9, 1991, provides that if there is a conflict between the provisions of international treaties to which China is a signatory and domestic Chinese law, the treaty provisions will prevail.  In addition, the Foreign Economic Contract Law of China, effective July 1, 1985, provides that matters not covered by Chinese law will be dealt with by reference to international practices.

Direct foreign investment in China usually takes the form of equity joint ventures ("EJVs"), co-operative joint ventures ("CJVs") and wholly-foreign-owned enterprises.  These investment vehicles are collectively referred to as foreign investment enterprises ("FIEs").

An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party.  The EJV generally takes the form of a limited liability company.  It is required to have a registered capital to which each party to the EJV subscribes.  Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it.  The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital.  There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt-equity ratio, foreign exchange control, labor management, land use and taxation.

Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity.  The relationship between the parties is contractual in nature.  The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party’s share of the goods produced or profits generated.  A CJV is considered a legal person with limited liability.

The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question.  The State Council must approve any foreign investment projects having an investment of U.S.$30 to U.S.$100 million or more.  The State Development Planning Commission and the Ministry of Foreign Trade and Economic Co-operation are authorized by the State Council to approve foreign investment projects of between U.S.$30 million and U.S.$100 million. Provincial authorities are authorized to approve projects less than U.S.$30 million.

Gold Mining in China

Gold has been produced in China for over 4,000 years. In 2001, China was the world's 4th largest gold producer producing 182 tonnes, an increase of 20 tonnes from 2000.  It is presumed that early Chinese production was from placer deposits, and placer reserves still account for over 15% of China’s total gold production. The primary gold producing provinces in China are Shandong, Henan, Hebei, Shaanxi, Heilongjiang, Liaoning and Nei Mongol Provinces.  In 2001 there were 618 gold mines in China with stable production capacity of 120 - 130 tons per years.

The Chinese mining industry has traditionally been closed to foreign participation.  However, a change in the Mineral Resources Law has been implemented by China’s Central Government which permits foreign participation.  The regulation of mining, including gold mining, in China is in a state of evolution from a totally planned, state-controlled condition to free market conditions as experienced in developed and most developing countries.

The Ministry of Geology and Mineral Resources, which formerly administered geological exploration and also carried out exploration through its own personnel, has been replaced by the new Ministry of Lands and Mineral Resources.

Chinese-Foreign Co-Operative Joint Ventures

Minco has entered into three Sino-Foreign co-operative joint ventures with Chinese mining organizations to hold mineral rights in China. Minco believes that each of the joint ventures has complied with the required statutory regulations.

The following is a general description of the legal framework for Sino-Foreign co-operative joint ventures pursuant to which the Company’s business is carried on in China or will be regulated.

Legal Framework.  Each of the various joint venture entities through which the Company will carry on business in China has been or will be formed under the laws of China as a Chinese-Foreign co-operative joint venture enterprise, also called a Sino-Foreign co-operative joint venture, and is or will be a "legal person" with limited liability.  All joint ventures entered into, or to be entered into, by the Company must be approved by both the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC") and the State Planning Commission ("SPC") in Beijing or their provincial bureau.

The establishment and activities of each of the Company’s joint venture entities are governed by the Law of the People’s Republic of China on Chinese-Foreign Co-operative Joint Ventures and the regulations promulgated thereunder (the "China Joint Venture Law").  As with all Chinese-Foreign co-operative joint venture enterprises, the Company’s joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.

On January 1, 1997, an amendment to the Mineral Resources Law of China became effective.  Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights.  Pursuant to this law, new regulations were made effective on February 12, 1998.  These new regulations have effectively removed the limitations formerly imposed on foreign investment in gold mining.

Restructuring within central government bureaucracies dealing with resources has resulted in the formation of one new ministry, the Ministry of Land and Resources ("MLR"), which replaces the old Ministry of Geology and Mineral Resources, State Bureau of Land Administration, State Bureau of Oceanic Administration and the State Bureau of Survey.  This new ministry administers a new computerized central mineral title registry established in Beijing.  This change has streamlined the application for exploration and mining permits so that a maximum 40-day response time is now guaranteed.

Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements. In general, the first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of "mutual co-operation."  The second level of agreement is a more detailed Co-operation Agreement, which outlines the essential terms of the joint venture, which will ultimately be formed.  The third level of agreement is a Joint Venture Contract that sets out the entire agreement among the parties and contemplates the establishment of a "Chinese Legal Person," a separate legal entity.

Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Development Planning Commission or its provincial bureau.  Therefore, upon completing a Cooperation Agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study along with the Cooperation Agreement to the SDPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

Upon receiving this approval in principle, the parties then negotiate and prepare a Joint Venture Contract and submit it to the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC"), or its provincial bureau, which approves the specific terms of all joint venture contracts between Chinese and foreign parties.  Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce.  Upon registration of the joint venture, a business license is issued to the joint venture.  The joint venture is officially established on the date on which its business license is issued.  Following the receipt of its business license, the joint venture applies to the MLR to approve and grant to the joint venture its exploration permits and/or mining licenses.

Governance and Operations.  Governance and operations of a Sino-Foreign cooperative joint venture enterprise are governed by Chinese Joint Venture Law and by the parties’ joint venture agreement and the Articles of Association of each joint venture entity.  Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions such as:  amendments to the joint venture agreement and the Articles of Association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

Term.  Under the joint venture agreement, the parties will agree to a term of the joint venture enterprise from the date a business license is granted.  However, the term may be extended with the unanimous approval of the board of directors of the joint venture entity and the approval of the relevant Chinese governmental entities.

Employee Matters.  Each joint venture entity is subject to the Chinese-Foreign Cooperative Joint Venture Enterprise Labor Management Regulations.  In compliance with these regulations, the management of the joint venture enterprise may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees.

Generally, in the joint venture agreement, the standard of salary, social welfare insurance and traveling expenses of senior management will be determined by the board of directors of the joint venture entity.  In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve.  The amount of after-tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

Distributions.  After provision for a reserve fund, enterprise development fund and employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Company and the relevant Chinese governmental entity, such distribution to be authorized by the board of directors of the joint venture entity.

Assignment of Interest.  Under joint venture agreements and the Chinese Joint Venture Law, any assignment of an interest in a joint venture entity must be approved by the relevant governmental authorities.  The China Joint Venture Law also provides for pre-emptive rights and consent of the other party for proposed assignments by one party to a third party.

Liquidation.  Under the Chinese Joint Venture Law and joint venture agreements, the joint venture entity may be liquidated in certain limited circumstances including the expiry of its term or any term of extension, inability to continue operations due to severe losses, failure of a party to honor its obligations under the joint venture agreement and Articles of Association in such a manner as to impair the operations of Chinese governmental entitles and force majeure.

Resolution of Disputes.  In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation.  This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises. In the absence of a friendly resolution of any dispute, the parties have agreed or will agree that the matter will first be referred to the Foreign Economics and Trade Arbitration Commission of China Council ("FETAL") for the Promotion of International Trade for Arbitration.  Awards of FETAL are enforceable in accordance with the laws of China before Chinese courts.  Resort to Chinese courts to enforce a joint venture contract or to resolve disputes between the parties over the terms of the contract is permissible.  However, the parties’ may jointly select another internationally recognized arbitration institution to resolve disputes.  All of the Company's joint venture agreements stipulate that disagreements between the parties will be arbitrated by an arbitration institution in Singapore.

Expropriation.  The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment.  However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, but appropriate compensation will be paid.

Division of Revenues.  Revenues derived from operating joint ventures, once all necessary agreements, permits and licenses are obtained, will be divided between the Company and the Chinese governmental entity or entities which are parties to the joint venture according to the terms of each individual joint venture, which terms will vary from project to project.  The Company will be subject to various taxes on its revenues.

Financial Statements

The Company's financial statements for the year ended December 31, 2003 are attached to this AIF.

Also attached are the financial statements of the Company for the years ended December 31, 2002 and 2001.

FINANCIALS

December 31, 2003, 2002 and 2001